SAFRAN

SIÈGE SOCIAL

RECEIVED

2006 NOV 13 P 1:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 6, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06018375

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

SUPPL

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,



PROCESSED
NOV 1 5 2006
THOMSON
FINANCIAL

Francis de Raimond

cc: Alain Marcheteau
(Safran)



SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

SAFRAN

Annex

I. PRESS RELEASES

- Oct. 30, 2006 – SAFRAN Group appointments

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

- Oct. 27, 2006 (French Legal Gazette) – Semi-annual consolidated selected financial statements and semestrial management report (*in French; the digest being translated in the Consolidated balance sheet and income statement as of June 30, 2006 hereafter mentioned and attached)*

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- Sept. 13th, 2006 – Analysts review – First-half 2006 results
- Consolidated balance sheet and income statement as of June 30, 2006

SAFRAN

Communiqué de presse . Press release

SAFRAN GROUP APPOINTMENTS

Paris, October 30, 2006

The Executive Board of SAFRAN has made the following appointments, **effective November 1, 2006**:

- **Jean-Paul Herteman** (56, Ecole Polytechnique, Ingénieur de l'Armement) has been appointed Executive Vice President Defense Security Branch, replacing Jacques Paccard.

  A meeting of the Board of Directors of Sagem Défense Sécurité will be convened as soon as possible. During this meeting the director representing SAFRAN will propose the appointment of Jean-Paul Herteman as director of Sagem Défense Sécurité, and as Chairman and Chief Executive Officer of the company.

- **Marc Ventre** (56, Centrale Paris) has been appointed Executive Vice President Propulsion Branch, replacing Jean-Paul Herteman.

__SAFRAN__ is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (COMPTES INTERMÉDIAIRES)

SAFRAN

Société anonyme à directoire et conseil de surveillance au capital de 83 405 917 €.
Siège social : 2, boulevard Martial Valin, 75724 Paris Cedex 15.
562 082 909 R.C.S. Paris.
(Exercice social : du 1er janvier au 31 décembre).

A. — Rapport semestriel.

Préambule. — Il est rappelé que le groupe Safran résulte de la fusion des groupes Sagem et Snecma au 11 mai 2005. En conséquence, les comptes consolidés semestriels résumés du premier semestre 2006 ne sont pas comparables à ceux du premier semestre 2005 car :
— Ces derniers n'incluent que trois mois d'activité de l'ex-groupe Snecma ;
— Le groupe applique une comptabilité spéculative sur ses instruments financiers depuis le 1er juillet 2005.
Afin de rendre les exercices comparables et de traduire les performances économiques du groupe, des comptes pro forma ont été établis pour ces deux périodes, réputant l'opération de regroupement comme réalisée au 1er janvier 2004 et intégrant l'impact des couvertures de change sur le chiffre d'affaires, le résultat opérationnel et le résultat financier (Cf. note 9 de l'annexe résumée aux comptes consolidés). Les informations sur le compte de résultat communiquées ci-dessous et les commentaires associés se fondent sur les comptes de résultat pro forma ajustés, c'est-à-dire ne prenant pas en compte les conséquences résultant de l'application de la norme IFRS3 (amortissement des programmes et revalorisation des stocks).

1) Rapport d'activité du groupe Safran sur le premier semestre 2006 :
— Des commandes soutenues ;
— Un chiffre d'affaires en croissance ;
—Un résultat opérationnel en retrait.

(En millions d'euros)	S1 2005	S1 2006	Variation
Chiffre d'affaires (*)	4 943	5 476	10,80 %
Résultat opérationnel (*)	353	231	-34,60 %
En % du CA	7,10 %	4,20 %	
Résultat net – part du groupe (*)	209	133	-36,40 %
Bénéfice net par action (*) (en euros)	0,51	0,32	
Position financière nette	1 123	656	

(*) Données pro forma ajustées.

Des commandes soutenues. — Les prises de commandes du premier semestre 2006 se sont maintenues à un niveau équivalent à celui du premier semestre 2005 qui marquait déjà un record historique ; 1 270 moteurs CFM56 ont ainsi été commandés à fin juin 2006, ainsi que plus de 650 moteurs d'hélicoptères et de nombreux équipements aéronautiques. Dans le domaine de la sécurité, les commandes de terminaux monétiques ont dépassé 260 000 unités. Par ailleurs, la notification de la deuxième tranche Félin (équipement du fantassin du futur) a été enregistrée.

Un chiffre d'affaires en croissance. — Le chiffre d'affaires consolidé pro forma ajusté du premier semestre 2006 a atteint 5 476 M€ en progression de 10,8 % sur celui du premier semestre 2005. A devises et périmètre constants, la progression aurait été de 12,5 %.
La répartition par branche d'activité est la suivante :

(En millions d'euros)	S1 2005	S1 2006	Variation
Propulsion aéronautique et spatiale	2 070	2 403	16,10 %
Equipements aéronautiques	1 187	1 301	9,60 %
Défense sécurité	575	695	20,90 %
Communications	1 111	1 077	-3,10 %
Chiffre d'affaires consolidé (*)	4 943	5 476	10,80 %

La branche Propulsion aéronautique et spatiale (+16,1 %) a bénéficié de la croissance des ventes de moteurs d'avions civils et de moteurs d'hélicoptères. Les activités de rechanges et services se sont maintenues à un niveau élevé et l'activité militaire est restée stable.
La croissance du chiffre d'affaires consolidé pro forma ajusté des Equipements aéronautiques (+ 9,6 %) traduit l'augmentation des quantités livrées sur la plupart des programmes de la branche.
La progression du chiffre d'affaires consolidé pro forma ajusté de la branche Défense Sécurité (+ 20,9 %) est due en partie à l'entrée de la société Orga dans le périmètre de la branche. Hors Orga, la croissance aurait été de 9 %.

Le chiffre d'affaires consolidé pro forma ajusté de la branche Communications n'intègre plus les activités câbles et collectivités locales, cédées en 2005. A devises et périmètre constants, la croissance aurait été de 7,3 %.

Un résultat opérationnel en retrait. — Le résultat opérationnel consolidé pro forma ajusté du premier semestre 2006 s'établit à 231 M€ contre 353 M€ au premier semestre 2005, soit une baisse de 35 %.
Cette évolution se décompose de la façon suivante, hors résultat de la holding et éliminations intersecteurs :

(En millions d'euros) (*)	S1 2005	S1 2006
Propulsion aéronautique et spatiale	195	227
En % du CA	9,40 %	9,40 %
Equipements aéronautiques	113	117
En % du CA	9,50 %	9,00 %
Défense sécurité	40	-44
En % du CA	7,00 %	-6,30 %
Communications	-11	-67
En % du CA	-1,00 %	-6,20 %

Les branches Propulsion et Equipements aéronautiques maintiennent leur rentabilité, et cela malgré un taux de couverture dollar moins favorable qu'en 2005.
La forte baisse du résultat de la branche Défense Sécurité est principalement liée, d'une part à la prise en compte de charges non récurrentes sur certains contrats de défense et d'autre part à la nécessité de provisionner des coûts de restructuration des activités Sagem Orga.
La branche Communications a continué de subir une forte pression concurrentielle notamment sur l'activité "mobile" entraînant une baisse du prix de vente moyen des produits. Deux activités très déficitaires, télévisions et circuits imprimés, ont été arrêtées en fin de semestre.

Résultat net en diminution. — Le résultat net consolidé pro forma ajusté ressort à 133 M€ au 30 juin 2006 ; il enregistre sur le semestre une diminution parallèle à celle du résultat opérationnel.

Situation financière. — La position financière nette (*) est de 656 M€ en réduction sensible sur celle du premier semestre 2005. Elle est toutefois légèrement supérieure à celle enregistrée à fin décembre 2005 (473 M€) du fait des besoins de fonds de roulement liés aux montées en cadences de la quasi totalité des productions du groupe.

(*) La position financière nette est définie comme la trésorerie et équivalents de trésorerie moins les passifs courants et non courants portant intérêt.

Perspectives 2006. — En données pro forma ajustées, le chiffre d'affaires du groupe devrait maintenir sa progression à un rythme comparable à celui du premier semestre. L'objectif pour l'ensemble de l'année est une croissance proche de 10 %.
Le plan global d'économies de 700 M€ visés à l'horizon 2008, se déroule conformément à l'objectif avec un montant identifié à fin juin 2006 de 770 M€. Malgré les perspectives favorables des activités du secteur aéronautique, la marge opérationnelle de l'exercice sera marquée par les charges non récurrentes de Défense Sécurité, dont l'économie se rétablira au second semestre, et les difficultés persistantes de la branche Communications. En conséquence, le groupe vise un niveau de marge de 5,5 % à 6 % du chiffre d'affaires pour l'exercice 2006.

2) Données relatives à la maison mère. — Au premier semestre 2006, le chiffre d'affaires et le résultat courant avant impôts de la société mère se sont élevés respectivement à 52,8 millions d'euros et 258,9 millions d'euros contre respectivement 52,4 millions d'euros et 271,4 millions d'euros au premier semestre 2005.

3) Comptes consolidés semestriels résumés au 30 juin 2006. — Voir documents joints.

4) Rapport des Commissaires aux comptes sur l'information semestrielle 2006. — Voir documents joints.

B. — Comptes semestriels consolidés.

I. — Bilan consolidé au 30 juin 2006.

(En millions d'euros).

Actif	Notes	30/06/2006	31/12/2005
Ecarts d'acquisition	4.B.1	1 576	1 519
Immobilisations incorporelles	4.B.2	3 123	3 087
Immobilisations corporelles	4.B.3	1 787	1 798
Actifs financiers non courants	4.B.4	396	451
Participations comptabilisées par mise en équivalence		30	37
Impôts différés actifs	4.B.6	106	60
Autres actifs non courants		16	26
Actifs non courants		7 034	6 978

Actifs financiers courants	4.B.4	79	77
Actifs destinés à être cédés			
Juste valeur des instruments financiers et dérivés	4.B.5	568	452
Stocks et en cours de production		3 354	2 904
Créances clients et autres débiteurs		3 982	4 052
Actif d'impôt		76	63
Autres actifs courants		152	150
Trésorerie et équivalents de trésorerie	4.B.7	670	936
Actifs courants		8 881	8 634
Total actif		15 915	15 612

Passif	Notes	30/06/2006	31/12/2005
Capital	4.B.8.a	83	83
Réserves	4.B.8.c	4 439	4 854
Gains nets latents sur actifs financiers disponibles à la vente		22	10
Pertes nettes latentes sur contrats à terme de devises		-102	-127
Résultat de l'exercice		118	-248
Capitaux propres du Groupe		4 560	4 572
Intérêts minoritaires		170	164
Capitaux propres		4 730	4 736
Provisions	4.B.9	885	762
Dettes soumises à des conditions particulières	4.B.10	553	529
Passifs non courants portant intérêt	4.B.11	516	532
Impôts différés passifs	4.B.6	1 022	997
Autres passifs non courants		120	125
Passifs non courants		3 096	2 945
Provisions	4.B.9	1 067	973
Passifs courants portant intérêt	4.B.11	810	877
Fournisseurs et autres créditeurs		5 943	5 898
Passif d'impôt		105	21
Autres passifs courants		164	162
Passifs courants		8 089	7 931
Total passif		15 915	15 612

II. — Compte de résultat consolidé.

(En millions d'euros).

	Notes	30/06/2006	30/06/2005
Chiffre d'affaires	4.A.1	5 271	3 233
Autres produits	4.A.2	93	30
Produits des activités ordinaires		5 364	3 263
Production stockée		309	(*) -44
Production immobilisée		193	138
Consommations de l'exercice	4.A.3	-3 585	-2 224
Frais de personnel		-1 588	-930
Impôts et taxes		-115	-75

Dotations nettes aux amortissements		-315	-161
Dotations nettes aux provisions pour risques et charges		-204	1
Dépréciation d'actifs	4.A.5	-52	-11
Autres produits/charges opérationnels	4.A.6	-70	-80
Résultat opérationnel		-63	-123
Coût de la dette nette		-19	-8
Autres charges et produits financiers		265	-27
Résultat financier	4.A.7	246	-35
Quote-part dans le résultat des sociétés mises en équivalence		1	1
Résultat avant impôt		184	-157
Charge d'impôts	4.A.8	-59	59
Résultat net des activités poursuivies		125	-98
Résultat des activités abandonnées			
Résultat de la période		125	-98
Résultat attribuable aux intérêts minoritaires		-7	-2
Résultat net part du Groupe		118	-100
Résultat par action (en euros)	4.A.9	0,29	-0,34
Résultat dilué par action (en euros)	4.A.9	0,29	-0,34

(*) Dont incidence de la consommation des stocks réévalués : (148 M€)

III. — Variation des capitaux propres consolidés.

(En millions d'euros).

	Capital émis	Réserves liées au capital	Titres d'auto contrôle	Réserves de consolidation	Résultat	Ecarts de conversion	Réserves liées à la variation de la juste valeur des dérivés de couverture	Autres	Total capitaux propres Groupe	Intérêts minoritaires	Total
Au 1er janvier 2005	36	168		887	154	-2		1	1 244	1	1 245
Ecarts de conversion						36			36		36
Variation de la juste valeur des dérivés utilisés pour la couverture des flux de trésorerie, nette d'impôt							-127		-127		-127
Variation de juste valeur des titres disponibles à la vente, nette d'impôt								10	10		10
Résultat net de l'exercice					-248				-248	-2	-250
Réduction de capital liée à l'annulation des titres d'autocontrôle			-42						-42		-42
Augmentation de capital	47	3 237		581					3 865		3 865
Dividendes					-90				-90		-90
Changements de méthodes comptables			-69	-7					-76		-76
Autres variations				64	-64					165	165
Au 31 décembre 2005	83	3 405	-111	1 525	-248	34	-127	11	4 572	164	4 736
Ecarts de conversion						-30			-30	-1	-31
Variation de la juste valeur des dérivés utilisés pour la couverture des flux de trésorerie, nette d'impôt							25		25		25

Variation de juste valeur des titres disponibles à la vente, nette d'impôt								12	12		12
Résultat net de l'exercice					118				118	7	125
Réduction de capital liée à l'annulation des titres d'autocontrôle											
Augmentation de capital			5	5					10	2	12
Dividendes					-148				-148	-7	-155
Changements de méthodes comptables											
Autres variations				-396	396	3		-2	1	5	6
Au 30 juin 2006	83	3 405	-106	1 134	118	7	-102	21	4 560	170	4 730

(En millions d'euros)	Capital émis	Réserves liées au capital	Titres d'auto contrôle	Réserves de consolidation	Résultat	Ecarts de conversion	Réserves liées à la variation de la juste valeur des dérivés de couverture	Autres	Total capitaux propres Groupe	Intérêts minoritaires	Total
Au 1er janvier 2005	36	168		887	154	-2		1	1 244	1	1 245
Ecarts de conversion						25			25		25
Variation de la juste valeur des dérivés utilisés pour la couverture des flux de trésorerie, nette d'impôt							-158		-158		-158
Variation de juste valeur des titres disponibles à la vente, nette d'impôt								3	3		3
Résultat net de l'exercice					-100				-100	2	-98
Réduction de capital liée à l'annulation d'actions d'autocontrôle			-42						-42		-42
Augmentation de capital	47	3 237		581					3 865		3 865
Dividendes					-90				-90		-90
Changements de méthodes comptables			-69	-7					-76		-76
Autres variations				64	-64			-1	-1	164	163
Au 30 juin 2005	83	3 405	-111	1 525	-100	23	-158	3	4 670	167	4 837

IV. — Tableau des flux de trésorerie consolidés.

(En millions d'euros).

	30/06/2006	30/06/2005
I. Flux de trésorerie provenant des activités opérationnelles :		
Résultat consolidé avant impôts	177	-159
Impôts payés	-29	-46
Quote-part de résultat des sociétés mises en équivalence (net des dividendes reçus)	5	-1
Amortissements	310	156
Dépréciations	57	-8
Provisions	175	24
Juste valeur des instruments financiers et dérivés	-21	150
Valorisation des actifs et passifs financiers		3
Variation de valeur		-1
Pertes de change	-1	2

Plus-values de cession d'éléments d'actif	-60	-15
Intérêts courus	4	-1
Autres éléments	12	173
Part des intérêts minoritaires	7	2
Produits et charges n'ayant pas entraîné de flux de trésorerie	483	485
Flux de trésorerie opérationnels avant variation du besoin en fonds de roulement	636	279
Variation nette des stocks et en-cours de production	-439	-169
Variation nette des dettes et créances d'exploitation	71	-83
Variation nette des autres débiteurs et créditeurs	8	-49
Variation du besoin en fonds de roulement	-360	-301
Total I	276	-22
II. Flux de trésorerie provenant des activités d'investissement :		
Décaissements nets sur immobilisations incorporelles	-203	-131
Décaissements nets sur immobilisations corporelles	-135	-87
Acquisitions nettes de filiales	-19	
Cessions de filiales	-1	-2
Décaissements nets sur acquisitions de titres		-56
Encaissements nets sur cessions de titres	2	5
Encaissements nets sur immobilisations financières	7	20
Autres variations	10	
Total II	-339	-251
III. Flux de trésorerie provenant des activités de financement :		
Variation de capital	7	6
Remboursement d'emprunts	-34	-1 288
Remboursement d'avances remboursables	-16	-4
Nouveaux emprunts	18	1 257
Avances remboursables reçues	24	12
Variation des financements court terme	-44	456
Dividendes versés aux actionnaires de la société mère	-147	-90
Dividendes versés aux minoritaires	-7	
Total III	-199	349
IV. Incidence des variations de taux de change :		
Total IV	-4	6
Augmentation/(diminution) nette de trésorerie et équivalents de trésorerie (I+II+III+IV)	-266	82
Trésorerie et équivalents de trésorerie à l'ouverture	936	392
Trésorerie et équivalents de trésorerie à la clôture	670	474
Augmentation/ (diminution) nette de trésorerie et équivalents de trésorerie	-266	82

V. — Annexe aux comptes semestriels consolidés.

Le conseil de surveillance du 12 septembre 2006 a autorisé la publication des comptes consolidés semestriels résumés de Safran pour la période du 1er janvier au 30 juin 2006, arrêtés par le directoire.
Safran S.A. (2, Bd. du Général Martial Valin - 75724 Paris cedex 15) est une société anonyme immatriculée en France, et est cotée en continu sur le compartiment A du marché Eurolist d'Euronext Paris.
Les comptes consolidés semestriels résumés au 30 juin 2006 se lisent en complément des comptes consolidés de l'exercice clos le 31 décembre 2005, tels qu'ils figurent dans le Document de référence déposé auprès de l'Autorité des Marchés Financiers (AMF) le 27 avril 2006 sous le numéro D.06-0329.
Il est rappelé que le Groupe Safran résulte de la fusion des Groupes Sagem et Snecma au 11 mai 2005.
Ainsi les comptes du premier semestre 2006 ne sont pas comparables à ceux du premier semestre 2005 car :
— Les comptes n'incluent que 3 mois des activités de l'ex-Groupe Snecma ;
— Le Groupe applique une comptabilité spéculative sur ses instruments financiers en date du 1er juillet 2005.

1. – Faits marquants.

a) Modification des comptes antérieurs : En application de la norme IFRS3, les comptes du Groupe Safran au 30 juin 2005 et au 31 décembre 2005 ont été modifiés. Ces modifications sont décrites dans la note 2.E.
b) Affectation définitive du prix d'acquisition du Groupe Snecma : La juste valeur des avances remboursables a été finalisée dans le cadre de l'affectation définitive du prix d'acquisition. Il en a résulté une augmentation du poste « dettes soumises à des conditions particulières » de 103 M€ en contrepartie des postes « écarts d'acquisition » pour 67 M€ et «impôts différés» pour 36 M€.
L'ensemble des éléments sur cette affectation définitive est décrit dans la note 2.C.
c) Evolution du périmètre : Le Groupe Safran a intégré dans le périmètre de consolidation le groupe Orga, acquis fin 2005, à compter du 1er janvier 2006. Par ailleurs, l'entité ad hoc Laura Leasing a été déconsolidée suite à la cession de ses actifs à l'extérieur du Groupe ainsi que de l'ensemble des engagements du Groupe Safran rattaché à cette activité.

2. – Principes comptables.

A. Règles et méthodes comptables.

Les comptes consolidés de Safran et ses filiales sont établis selon les normes comptables internationales IFRS (International Financial Reporting Standards). En particulier, les comptes consolidés semestriels résumés au 30 juin 2006 ont été préparés en conformité avec la norme IAS 34 Information financière intermédiaire et résultent de toutes les normes et interprétations adoptées par l'Union européenne et d'application obligatoire au 30 juin 2006. Ainsi, le Groupe Safran a appliqué les mêmes règles et méthodes comptables que dans ses états financiers consolidés de l'exercice clos le 31 décembre 2005 et a intégré l'application depuis le 1er janvier 2006 des normes et interprétations suivantes :
— Normes d'application obligatoire au 1er janvier 2006 :
– IFRS 6 Prospection et exploration et évaluation de ressources minières et amendement correspondant au niveau de la norme IFRS 1 : cette norme n'a pas d'application dans le Groupe Safran,
– Amendements aux normes IAS 19 Avantages du personnel, IAS 21 Effets des variations des cours des monnaies étrangères, IAS 39 Instruments financiers : comptabilisation et évaluation (option juste valeur et transactions intragroupes en devises) et IFRS 4 Contrats d'assurances : après analyse, l'ensemble de ces évolutions n'entraîne aucune conséquence significative tant en termes de présentation que d'évaluation.
— Interprétations de l'IFRIC applicables en 2006 :
– IFRIC 4 Déterminer si un accord contient un contrat de location : après analyse, cette interprétation n'a pas d'incidence sur les comptes du Groupe Safran au 30 juin 2006 ;
– IFRIC 5 Droits aux intérêts émanant des fonds de gestion dédiés au démantèlement, à la remise en état et à la réhabilitation de l'environnement : cette norme n'a pas d'application dans le Groupe Safran ;
– IFRIC 6 Passifs découlant de la participation à un marché déterminé - Déchets d'équipements électriques et électroniques : les incidences ont été estimées, pour le Groupe. Les montants estimés, peu significatifs, ont été pris en compte.
— Normes optionnelles : Aucune norme d'application optionnelle n'a été prise en compte au 30 juin 2006 dans les comptes consolidés semestriels du Groupe Safran.
Par ailleurs, le calcul de l'impôt de la période est le résultat du produit du taux effectif annuel d'impôt estimé, appliqué au résultat comptable de la période avant impôt retraité des éléments passibles de l'impôt au taux réduit.
L'établissement des comptes consolidés du Groupe Safran exige que la direction se fonde sur des hypothèses et qu'elle effectue des estimations qui ont un impact sur les montants qui apparaissent dans les états financiers relatifs aux actifs et aux passifs existants, aux charges et aux produits, aux actifs et passifs éventuels, ainsi que dans les annexes relatives aux comptes consolidés. Le Groupe établit régulièrement des estimations, notamment celles qui ont trait aux garanties de fonctionnement, aux garanties financières relatives aux ventes, aux avances remboursables, aux créances douteuses, aux provisions pour dépréciation des stocks et encours, aux participations, à la valeur comptable des immobilisations incorporelles et corporelles, aux impôts différés, aux restructurations, aux engagements de retraite, aux passifs éventuels et aux litiges. Les estimations du Groupe sont fondées sur son expérience passée et sur diverses autres hypothèses qu'il juge raisonnables au vu des circonstances et qui constituent le fondement de l'évaluation d'actifs et de passifs dont la valeur comptable n'est pas immédiatement déterminable d'après d'autres sources. Les résultats réels sont susceptibles de différer de ces estimations et d'avoir une incidence sur les états financiers des périodes futures.

B. Périmètre de consolidation :

1) Acquisition du Groupe Orga :
— Présentation du Groupe Orga : Le Groupe Orga est spécialisé dans les cartes à puce, principalement en télécommunications. Le Groupe Orga a été acquis le 30 novembre 2005 par Sagem Défense Sécurité.
Les sociétés du Groupe Orga sont consolidées à partir du 1er janvier 2006. Il s'agit des sociétés : Orga Kartensystem GmbH (Allemagne), Orga Card System Inc. (USA), Orgacard Portugal, Orga Card Systems Ltd (Grande-Bretagne), Orga Romania, Orga Cartes et Systèmes (France), Smart Chip Ltd et Syscom Corporation Ltd (Inde), Daruma Orga (Brésil), Orga Zelenograd (Russie), Orga Card Systems (Afrique du Sud), Orga Card Systems (Singapour), Orga Card Systems LCC (Emirats Arabes Unis).
— Traitement dans les comptes consolidés :
a) Date d'intégration dans les comptes consolidés : Safran n'a pas consolidé les comptes du groupe Orga au 31 décembre 2005, en raison de la non disponibilité, à la date de clôture des comptes de Safran, d'états financiers aux normes IFRS du Groupe Orga à la date d'acquisition.
Les comptes du Groupe Orga sont donc pris en compte au 1er janvier 2006.
b) Coût d'acquisition : Le coût d'acquisition est constitué du prix d'acquisition contractuel, majoré des frais d'acquisition nets d'impôts.
c) Capitaux propres acquis : Les capitaux propres acquis, au 1er janvier 2006, déterminés en conformité avec le référentiel IFRS et les règles et méthodes comptables du Groupe Safran, s'élèvent à 15 M€, après annulation des écarts d'acquisition historiques (8 M€).
d) Ecart d'acquisition global : La différence entre le coût d'acquisition et la quote-part de Sagem Défense Sécurité dans la juste valeur des actifs et passifs acquis a été comptabilisée en écart de première consolidation pour un montant, provisoire au 30 juin 2006, de 58 M€.
L'affectation de cet écart de première consolidation ainsi que la ventilation par société du Groupe Orga de l'écart d'acquisition résiduel seront réalisées pour les comptes au 31 décembre 2006.

2) Création de la société Photar. — La société Photar, société constituée en commun en décembre 2005 par Sagem Communication (70 %) et la société chinoise Guangdong Photar Digital & Electronic Co. Ltd (30 %) dans le but de fabriquer et de vendre en Chine des fax à impression thermique, est consolidée à compter du 1er janvier 2006.
S'agissant d'une création, aucune incidence n'est à constater sur cette entrée de périmètre.

3) Déconsolidation de la société Laura Leasing. — L'entité ad hoc Laura Leasing dont le Groupe Safran assurait l'ensemble des responsabilités et du contrôle a été déconsolidée suite à la cession des actifs justifiant l'existence de cette société. Ainsi le Groupe n'a plus d'engagement significatif sur cette société au 30 juin 2006.

4) Autres mouvements : Aucun autre mouvement significatif au niveau du Groupe n'a été constaté au cours du 1er semestre 2006.

C. Affectation définitive de l'écart d'acquisition résultant de la création du Groupe Safran

Lors de la création du Groupe Safran au 1er avril 2005 et conformément à la norme IFRS3, les actifs et passifs ont été valorisés à leur juste valeur.
Au 31 décembre 2005, certaines évaluations n'étaient pas définitives et exhaustives. Elles ont été notamment finalisées début 2006 en ce qui concerne les avances remboursables.
Ces dernières sont, dans le cadre d'un regroupement d'entreprises, comptabilisées sur la base de leur valeur actuelle, évaluée à hauteur des remboursements estimés et actualisés, compte tenu de la durée de vie prévisible des programmes correspondants.
Ainsi, l'écart d'acquisition définitif global a été déterminé comme suit :

1) Coût d'acquisition :
Il est composé d'une part du prix d'acquisition des 225 237 614 actions Snecma acquises dans le cadre de l'offre publique (162 737 614 relatives à l'Ope à titre principal et 62 500 000 relatives à l'Opa à titre subsidiaire), et, d'autre part, des 44 854 696 actions Snecma acquises par le biais de la fusion, le tout majoré des frais accessoires d'achat nets d'impôts, soit un total de 5 139 M€ déterminé comme suit :
— Le prix d'acquisition des actions obtenues par voie d'OPE correspond à la valeur des actions Sagem émises en rémunération des actions Snecma apportées, sur la base du cours de bourse du jour de l'acquisition, soit : 162 737 614 x 15/13 x 16,45 € = 3 089 M€ ;
— Le prix d'acquisition des actions obtenues par voie d'Opa s'élève à 20 € par action, soit : 62 500 000 x 20 € = 1 250 M€ ;
— Le prix d'acquisition des actions obtenues par voie de fusion correspond à la valeur des actions Sagem émises en échange des actions Snecma, sur la base du cours de bourse du jour de la fusion, soit : 44 854 696 x 15/13 x 15,35 € = 794 M€ ;
— Les frais d'acquisition nets d'impôts (autres que les frais d'émission portés directement en diminution des primes d'émission et de fusion) se sont établis à 6 M€.

2) Juste valeur des actifs et passifs acquis. — Les capitaux propres du Groupe Snecma au 31 mars 2005 s'élèvent à 2 026 M€, en valeur comptable après annulation des écarts d'acquisition historiques (728 M€).
Conformément à la norme IFRS3, les actifs et passifs acquis ont été valorisés à leur juste valeur, et principalement les actifs incorporels qui ont fait l'objet d'une expertise indépendante. Faute de marché, les actifs incorporels « programmes aéronautiques » ont été évalués selon la méthode des surprofits et les marques ont été valorisées selon la méthode des redevances.
La méthode des surprofits consiste à actualiser les marges opérationnelles prévisionnelles attribuables à un actif incorporel, sous déduction de la charge capitalistique des actifs de support.
La charge capitalistique représente l'exigence de rendement des actifs nécessaires (besoin en fond de roulement, actifs corporels et incorporels, y compris le capital humain) à l'exploitation de l'actif incorporel évalué.
La méthode des redevances consiste à estimer les flux de trésorerie imputables à la marque par référence aux niveaux de redevances exigées pour l'utilisation de marques comparables en terme de secteur d'activité, maturité, notoriété, etc.
Cette valorisation en juste valeur concerne principalement les postes suivants :

Immobilisations incorporelles	2 260 M€
dont programmes : 2 088 M€, marques : 147 M€, relations clientèle et carnet de commandes 25 M€	
Immobilisations corporelles	95 M€
Stocks	444 M€
Total revalorisation de l'actif	2 799M€
Ecarts actuariels relatifs aux avantages sociaux	44 M€
Avances remboursables	103 M€
Impôts différés passifs	911 M€
Total revalorisation du passif	1 058 M€

La réévaluation des actifs et passifs acquis se répartit de la façon suivante :

Réserves Groupe	1 688 M€
Intérêts minoritaires	53 M€
	1 741 M€

La juste valeur des actifs et passifs acquis est donc égale à la somme des capitaux propres comptables acquis (2 026 M€) et de la part Groupe des revalorisations (1 688 M€), soit 3 714 M€.

3) Ecart d'acquisition global. — La différence entre le prix d'acquisition (5 139 M€) et la quote-part de Sagem dans la juste valeur des actifs et passifs acquis (100 % de 3 714 M€) est de 1 425 M€ et représente l'écart d'acquisition sur les activités de l'ex-Groupe Snecma.
Le prix d'acquisition (5 139 M€) a ensuite été affecté aux principales UGT de l'ex-Groupe Snecma au prorata de leur cash-flow futur actualisé.
Après cette affectation, la prise en compte des réserves consolidées retraitées et des affectations a permis de définir l'écart d'acquisition résiduel de chacune des principales UGT de l'ex-Groupe Snecma.

	Goodwill
Snecma	253

Techspace Aero	47
Snecma propulsion solide	66
Turbomeca	225
Microturbo	12
Snecma services	46
Aircelle	213
Messier Dowty	94
Messier Bugatti	93
Hispano-suiza	96
Labinal	208
Teuchos	52
Globe	10
Cinch inc	6
Sofrance	4
Total société	1 425

D. Changement de présentation.

A compter du 1er janvier 2006, le crédit d'impôt recherche est comptabilisé en « Autres produits » des activités ordinaires (cf. 4.A.2), et non plus en déduction de la charge d'impôt.
En effet, suite aux échanges de place, le Groupe Safran considère que les conditions d'attribution de ce crédit d'impôts, et notamment l'accroissement de la part en volume, justifient une qualification de subvention des efforts de recherche et donc une présentation des produits correspondants au sein du résultat opérationnel consolidé du Groupe.
Le montant comptabilisé s'élève à 12 M€ au 30 juin 2006 et à 6 M€ au premier semestre 2005.

E. Modification des comptes 2005.

a) compte de résultat au 30 juin 2005 : Dans le cadre de l'affectation provisoire du prix d'acquisition, le résultat au 30 juin 2005 incluait des charges liées à l'amortissement des incorporels et à la consommation des stocks basées sur les valeurs provisoires de cette affectation.
L'affectation définitive comportant des valeurs différentes, les charges qui en auraient découlé auraient été minorées d'environ 25 M€ (19 M€ sur la consommation des stocks durant 3 mois et 6 M€ sur la dotation aux amortissements sur le complément de valeurs des incorporels).
Par ailleurs, dans les comptes au 30 juin 2005, les instruments financiers sont restés traités selon les normes IAS32 et 39. Certains de ces instruments financiers avaient, donc, été utilisés au cours du premier semestre 2005.
Toutefois, conformément à la norme IFRS3, la juste valeur de ces instruments financiers à la date de regroupement ne peut affecter le compte de résultat des périodes postérieures.
Ainsi, dans le cadre de la finalisation de l'affectation du prix d'acquisition et en application de la norme IAS8, les comptes comparatifs au 30 juin 2005 ont été modifiés pour tenir compte de cette correction.
L'incidence peut être résumée comme suit :

(En million d'euros)	Comptes publiés juin 2005	Comptes juin 2005 comparatifs	Incidence
CA	3 375	3 233	-142
Résultat opérationnel	-6	-123	-117
Impôts	19	59	40
Résultat net	-23	-100	-77

b) Bilan au 31 décembre 2005 : Par ailleurs, dans le cadre de l'affectation définitive du prix d'acquisition, l'écart d'acquisition résiduel a été modifié suite à l'évaluation définitive des avances remboursables (cf. note 2.C.).
A ce titre, le bilan au 31 décembre 2005 a donc été modifié en conséquence afin de permettre la comparaison avec le bilan au 30 juin 2006 :

Ecart d'acquisition	+ 67 M€
Impôts différés	+ 36 M€
Dettes soumises à des conditions particulières	+ 103 M€

3. – Informations sectorielles.

Les activités opérationnelles du Groupe sont organisées et gérées séparément suivant la nature des produits et des services rendus, chaque secteur représentant un domaine d'activité stratégique qui propose différents produits et sert différents marchés.
Les cessions interactivités se font aux conditions de marché.

A. Secteurs d'activité.

1) Secteur Propulsion Aéronautique et Spatiale. — Au sein de la Branche Propulsion Aéronautique et Spatiale, le Groupe conçoit, développe, produit et commercialise des systèmes de propulsion pour une large gamme d'applications : avions commerciaux, avions militaires de combat, d'entraînement et de transport, hélicoptères civils et militaires, missiles tactiques, drones.

2) Secteur Equipements Aéronautiques. — Le Groupe est également spécialisé dans le domaine des équipements mécaniques, hydromécaniques et électromécaniques : les trains d'atterrissage, les roues et freins et les systèmes associés, les nacelles et inverseurs de poussée, pièces en matériaux composites, les systèmes régulation moteur et équipements associés, transmissions de puissance, les câblages, systèmes de liaisons électriques, les systèmes de ventilation et filtres hydrauliques. La Branche Equipements Aéronautiques comprend aussi les activités de maintenance, réparation et services connexes ainsi que la vente de pièces détachées.

3) Secteur Défense et Sécurité. — Au sein du secteur de la défense et de la sécurité, le Groupe conçoit, développe, produit et commercialise des systèmes Aéronautiques et de Navigation (produits d'avionique, instruments de navigation, etc.), des systèmes Optroniques et Aéroterrestres et des systèmes de Sécurité (terminaux de paiement sécurisés, cartes bancaires, sûretés aéroportuaires).

4) Secteur Communications. — Les activités dans le secteur Communications comprennent la téléphonie mobile et les communications hautes débit (fax et terminaux multifonctions, DECT, terminaux hauts débits, décodeurs, etc.).

5) Informations sectorielles par branche :

— Au 30 juin 2006 :

(En millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements aéronautiques	Défense sécurité	Communications	Total secteurs	Holding / éliminations intersecteurs	Total au 30/06/06
Chiffre d'affaires externe	2 270	1 229	694	1 077	5 270	1	5 271
Chiffre d'affaires intersecteurs	10	187	57	26	280	-280	
Total chiffre d'affaires	2 280	1 416	751	1 103	5 550	-279	5 271
Autres produits sectoriels	271	198	54	46	569	26	595
Charges sectorielles	-2 181	-1 508	-756	-1 116	-5 561	273	-5 288
Dotations nettes aux amortissements	-144	-96	-26	-43	-309	-6	-315
Dépréciation d'actifs	-8	-10	-15	-4	-37	-15	-52
Dotations nettes aux provisions pour risques et charges	-156	4	-43	-11	-206	2	-204
Autres éléments	-36	22	-10	-39	-63	-7	-70
Résultat opérationnel	26	26	-45	-64	-57	-6	-63
Quote-part dans le résultat des SME							1
Résultat financier							246
Impôt sur le résultat							-59
Intérêts minoritaires							-7
Résultat net							118

— Au 30 juin 2005 :

(En millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements aéronautiques	Défense sécurité	Communication	Total secteurs	Holding / éliminations intersecteurs	Total au 30/06/05
Chiffre d'affaires externe	967	580	575	1 111	3 233		3 233
Chiffre d'affaires intersecteurs	5	85	72	15	177	-177	
Total chiffre d'affaires	972	665	647	1 126	3 410	-177	3 233
Autres produits sectoriels	-33	62	76	27	132	-8	124
Charges sectorielles	-959	-677	-659	-1 112	-3 407	178	-3 229
Dotations nettes aux amortissements	-82	-32	-21	-22	-157	-4	-161
Dépréciation d'actifs	-12	-5	-1	5	-13	2	-11
Dotations nettes aux provisions pour risques et charges	-31	1		5	-25	26	1
Autres éléments	-23	-4	-3	-41	-71	-9	-80
Résultat opérationnel	-168	10	39	-12	-131	8	-123
Quote-part dans le résultat des SME							1
Résultat financier							-35
Impôt sur le résultat							59
Intérêts minoritaires							-2
Résultat net							-100

— Au 31 décembre 2005 :

(En millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements aéronautiques	Défense sécurité	Communications	Total secteurs	Holding / éliminations intersecteurs	Total au 31/12/05
Chiffre d'affaires externe	3 283	1 835	1 232	2 342	8 692		8 692
Chiffre d'affaires intersecteurs	19	257	149	46	471	-471	
Total chiffre d'affaires	3 302	2 092	1 381	2 388	9 163	-471	8 692
Autres produits sectoriels	-160	176	72	111	199	-15	184
Charges sectorielles	-3 013	-2 109	-1 296	-2 379	-8 797	455	-8 342
Dotations nettes aux amortissements	-230	-106	-44	-57	-437	-10	-447
Dépréciation d'actifs	-53	-13	-4	8	-62	-10	-72
Dotations nettes aux provisions pour risques et charges	-70	-26	7	3	-86	36	-50
Autres éléments	-134	-53	-6	-73	-266	-7	-273
Résultat opérationnel	-358	-39	110		-286	-22	-308
Quote-part dans le résultat des SME							3
Résultat financier							-166
Impôt sur le résultat							221
Intérêts minoritaires							2
Résultat net							-248

B. Chiffre d'affaires par zone d'implantation du client.

Le Groupe est implanté principalement dans quatre secteurs géographiques.

(En millions d'euros)	30/06/2006		30/06/2005		31/12/2005	
	Montant	%	Montant	%	Montant	%
France	1 688	32 %	1 314	41 %	3 332	38 %
Europe (hors France)	1 135	22 %	738	23 %	1 792	21 %
Amérique du Nord	1 387	26 %	583	18 %	2 029	23 %
Asie	454	9 %	325	10 %	714	8 %
Reste du monde	607	11 %	273	8 %	825	10 %
Total	5 271	100 %	3 233	100 %	8 692	100 %

4. – Notes annexes résumées.

A. Détail des postes du compte de résultat.

1) Chiffre d'affaires :

(En millions d'euros)	30/06/2006	30/06/2005
Première monte aéronautique	1 878	779
Rechanges aéronautiques	797	313
Maintenance et réparation	535	229
Contrats de R et D	262	123
Téléphonie mobile	477	485
Communication haut débit	600	626
Navigations et systèmes aéronautiques	253	219
Optronique et systèmes aéroterrestres	198	201
Sécurité	243	155
Autres	28	103
Total	5 271	3 233

2) Autres produits. — Les autres produits sont essentiellement composés des subventions d'exploitation et de divers autres produits d'exploitation. Ces données sont regroupées dans le tableau suivant :

(En millions d'euros)	30/06/2006	30/06/2005
Subventions d'exploitation	20	2
Autres produits d'exploitation	73	28
Total	93	30
(*) Dont 12 M€ de crédit impôt recherche.		

3) Consommations de l'exercice. — Les consommations de l'exercice concernent principalement les consommations de matières premières, de fournitures, d'achats de sous-traitance ainsi que l'ensemble des services extérieurs.
Elles se composent de :

(En millions d'euros)	30/06/2006	30/06/2005
Fournitures, matières premières et autres	-1 597	-1 083
Marchandises	-64	-45
Variation de stock	130	46
Sous-traitance	-1 101	-618
Achats non stockés	-152	-83
Services extérieurs	-801	-441
Total	-3 585	-2 224

4) Effectifs. — La répartition par secteur d'activité est :

	30/06/2006
Propulsion Aéronautique et Spatiale	20 458
Equipements aéronautiques	15 018
Défense sécurité	9 196
Communications	8 816
Autres	501
Total	53 989

Compte tenu de l'effectif des sociétés non consolidées, l'effectif géré est de 59 837.
Au titre des sociétés françaises, la répartition par catégories socioprofessionnelles est la suivante :

	30/06/2006
Cadres	12 573
Maîtrise	1 345
Techniciens	12 694
Employés	3 581
Ouvriers	9 843
Total	40 036

5) Dépréciation d'actif :

(En millions d'euros)	Dotations/ Reprises nettes	
	30/06/2006	30/06/2005
Dépréciation d'actifs		
Immobilisations corporelles et incorporelles	-18	-3
Immobilisations financières	-10	
Stocks	-27	-4
Créances	3	-4
Total	-52	-11

6) Autres produits et charges opérationnels. — Ces éléments comprennent principalement :

(En millions d'euros)	30/06/2006	30/06/2005
Plus et moins value de cessions d'actifs	32	13
Redevances, brevets et licences	-42	-37
Coût des garanties financières	-13	
Abandon de créances	-13	-22
Pertes sur créances irrécouvrables	-6	-6
Autres produits et charges d'exploitation	-28	-28
Total	-70	-80

7) Résultat financier :

(En millions d'euros)	30/06/2006	30/06/2005
Coût de la dette nette	-19	-8
Inefficacité couverture de change	-29	-4
Perte sur instruments financiers de transaction		-4
Perte de change	-458	-320
Dotations aux provisions	-5	-17
Ecart de change sur les provisions		-24
Titres de participation cédés	-4	-1
VNC des actifs disponibles à la vente		-4
Abandon de créances		-21
Effet d'actualisation	-19	-3
Autres		-4
Total des autres charges financières	-515	-402
Produits sur actifs disponibles à la vente		4
Gain sur instruments financiers de transaction	1	
Produits de cessions des actifs		6
Gain de change	732	325
Reprises sur provisions	3	37
Ecart de change sur les provisions	31	
Autres	13	3
Total des autres produits financiers	780	375
Total des autres charges et produits financiers	265	-27
Total des charges et produits financiers	246	-35
(*) Cet élément a entraîné une reprise de provisions financières équivalente.		

8) Impôts sur les résultats. — La charge d'impôt sur les résultats s'analyse comme suit :

(En millions d'euros)	30/06/2006	30/06/2005
Produit/ (charge) d'impôt courant	-101	-33
Produit/ (charge) d'impôt différé	42	92
Produit/ (charge) totale d'impôt	-59	59

La charge d'impôt courant correspond aux montants payés ou restant à payer à court terme aux administrations fiscales au titre de la période, en fonction des règles en vigueur dans les différents pays et des conventions spécifiques (groupe fiscal intégré).

9) Résultat par action. — Les catégories d'actions ordinaires potentielles dilutives du Groupe sont constituées des options d'achat d'actions, des attributions gratuites d'actions au profit des salariés de Sagem SA avant la fusion.
Les résultats par action se présentent comme suit :

	Index	30/06/2006	30/06/2005
Numérateur (en million d'euros)			
Résultat net part du Groupe	(a)	118	-100
Dénominateur (en titres)			
Nombre total de titres	(b)	417 029 585	417 029 585
Nombre de titres d'autocontrôle	(c)	7 238 377	7 844 232
Nombre de titres hors autocontrôle	(d) = (b-c)	409 791 208	409 185 353
Nombre moyen pondéré de titres (hors autocontrôle)	(d')	409 550 340	291 351 296
Actions ordinaires potentielles dilutives :			
Effet dilutif des options d'achats et des attributions gratuites d'actions au profit des salariés de Sagem SA avant la fusion	(e)	1 178 286	756 489
Nombre moyen pondéré de titres après dilution	(f) = (d'+e)	410 728 626	292 107 785
Ratio : résultat par action (en euros)			
Résultat par action de base : bénéfice / (perte)	(g) = (a*1million)/(d')	0,29	-0,34
Résultat par action dilué : bénéfice / (perte)	(h)=(a*1million)/(f)	0,29	-0,34

Il n'y a pas eu d'autre opération sur les actions ordinaires ou les actions ordinaires potentielles entre la date de clôture et l'achèvement des présents états financiers.

B. Détail des postes de bilan.

1) Ecarts d'acquisition. — Les écarts d'acquisition actifs se décomposent comme suit :

(En millions d'euros)	30/06/2006 Net	31/12/2005 Net
Snecma	253	253
Turbomeca SA	225	225
Aircelle	213	213
Labinal	208	208
Hispano Suiza	96	96
Messier Dowty SAS	94	94
Messier Bugatti	93	93
Snecma Propulsion Solide	66	66
Sagem Orga	58	
Teuchos SA	52	52
Techspace Aero	48	47
Snecma Services	46	46
Sagem Défense	41	41
Vectronix	24	24
Sagem Communication	21	21
Microturbo SA	12	12
Globe Motors Inc.	10	11
Cinch Connectors Inc.	6	7
Wuhan Tianyu Information Industry	5	5
Sofrance	4	4
Autres	1	1
Total	1 576	1 519

L'évolution de la valeur nette des écarts d'acquisition résulte de :

	(En millions d'euros)

Au 31 décembre 2005	1 519
Variation de périmètre	60
Variation de période	-1
Dépréciation	-1
Effet des variations de change	-1
Au 30 juin 2006	1 576

2) Immobilisations incorporelles. — Les immobilisations incorporelles se décomposent comme suit :

(En millions d'euros)	30/06/2006			31/12/2005		
	Brut	Amort. / dépréc.	Net	Brut	Amort. / dépréc.	Net
Marques	147	-1	146	147	-1	146
Programmes	2 645	-260	2 385	2 693	-179	2 514
Frais de développement	536	-83	453	346	-33	313
Concessions, brevets, licences	52	-37	15	51	-39	12
Logiciels	162	-117	45	130	-101	29
Autres	99	-20	79	91	-18	73
Total	3 641	-518	3 123	3 458	-371	3 087

La valeur des marques à durée de vie indéterminée est de 119 M€.
La durée d'amortissement résiduelle moyenne pondérée des programmes est d'environ 13 ans.

La valeur nette des immobilisations incorporelles évolue comme suit :

(En millions d'euros)	Brut	Amortissements / dépréciations	Net
Au 31 décembre 2005	3 458	-371	3 087
Immobilisations générées en interne	168		168
Acquisitions séparées	44		44
Sorties et cessions	-6	5	-1
Dotations aux amortissements		-161	-161
Dépréciation en résultat		-17	-17
Reclassement	-31	31	
Variations de périmètre	10	-6	4
Effet des variations de change	-2	1	-1
Au 30 juin 2006	3 641	-518	3 123

Le montant des frais de recherche comptabilisé en charges pour la période 2006 est de 390 M€.
Les frais de développement immobilisés au 30 juin 2006 sont de 168 M€ (298 M€ en 2005).
Au titre de la période, un amortissement des frais de développement a été inscrit en charges pour 85 M€ (79 M€ en 2005).
Par ailleurs un amortissement de 92 M€ a été constaté sur les valeurs réévaluées lors de la création du Groupe SAFRAN.

3) Immobilisations corporelles. — Les immobilisations corporelles se décomposent comme suit :

(En millions d'euros)	30/06/2006			31/12/2005		
	Brut	Amort. / dépréc.	Net	Brut	Amort. / dépréc.	Net
Terrains	213		213	215	-1	214
Avions				56	-31	25
Constructions	786	-400	386	805	-397	408
Installations techniques, matériels et outillages industriels	3 244	-2 333	911	3 132	-2 249	883
Immobilisations en cours, avances et acomptes	176	-9	167	168	-18	150

Agencement et aménagement de terrains	22	-12	10	22	-11	11
Constructions sur sol d'autrui	29	-15	14	12	-4	8
Matériels informatiques et autres	362	-276	86	362	-263	99
Total	4 832	-3 045	1 787	4 772	-2 974	1 798

La valeur nette des immobilisations corporelles évolue comme suit :

(En millions d'euros)	Brut	Amortissements / dépréciations	Net
Au 31 décembre 2005	4 772	-2 974	1 798
Immobilisations générées en interne	17		17
Acquisitions	185		185
Sorties et cessions	-92	59	-33
Dotations aux amortissements		-154	-154
Reclassement	-3	9	6
Variations de périmètre	5	-9	-4
Effet des variations de change	-52	24	-28
Au 30 juin 2006	4 832	-3 045	1 787

Au 30 juin 2006, le montant des engagements d'investissements ressort à 110 M€.

4) Actifs financiers :
a) Répartition entre actifs financiers courants et non courants :

(En millions d'euros)	Courant	Non courant	Total	Courant	Non courant	Total
Titres non consolidés		277	277		340	340
Prêts liés au financement des ventes	5	43	48	4	44	48
Avances et prêts aux sociétés apparentées non consolidées	69	22	91	70	25	95
Prêts sociaux	5	24	29	3	25	28
Dépôts et cautionnements		4	4		4	4
Autres		26	26		13	13
Total	79	396	475	77	451	528

b) Variation des actifs financiers :

(En millions d'euros)	31/12/2005	Augmentations	Diminutions	Variation de la juste valeur	Dotations / Reprises nettes	Autres	30/06/2006 Total
Titres non consolidés	340	10	-4	5	-15	-59	277
Prêts liés au financement des ventes	48	5	-16			11	48
Avances et prêts aux sociétés apparentées non consolidées	95	9	-5			-8	91
Prêts sociaux	28	3	-4			2	29
Dépôts et cautionnements	4	1				-1	4
Autres	13			14		-1	26
Total	528	28	-29	19	-15	-56	475

c) Titres non consolidés :

(En millions d'euros)	30/06/2006	31/12/2005
Actions - non cotées	219	286
Actions cotées	58	54
Total	277	340

La variation principale résulte de la consolidation de Sagem Orga GmbH en 2006.
Ils comprennent la participation du Groupe SAFRAN dans diverses sociétés non consolidées dont les plus significatives sont :

(En millions d'euros)	Comptes arrêtés au	Pourcentage de contrôle	Capitaux propres après résultat	Résultat	Valeur nette consolidée
Sichuan Snecma Aero-Engine Maintenance	31/12/2005	52,67	-4,5	-1,8	4,0
Snecma Morocco Engine Services SAS	31/12/2005	51,00	2,7	0,3	1,2
Turbomeca do Brasil	31/12/2005	100,00	8,6	1,3	8,6
Arianespace Participation	31/12/2005	10,44	45,0	9,9	
Embraer	31/12/2005	1,12	1 274,4	362,6	58,1
Snecma Ltd	31/12/2005	100,00	27,3	2,3	25,9
Rrtm	31/12/2005	50,00	3,3	0,4	
Geam (1)	31/12/2005	19,90	150,8	26,1	40,7

(1) participation détenue par SSP Inc., filiale non consolidée de Snecma Services Participations.

d) Actifs financiers à taux fixes et variables :

(En millions d'euros)	30/06/2006		31/12/2005	
	Base	Taux	Base	Taux
Actifs financiers non courants (hors titres non consolidés)	119	3,41 %	111	3,98 %
Actifs financiers courants	79	4,41 %	77	3,58 %
Actifs financiers	198	3,81 %	188	3,81 %
Valeurs mobilières de placement	407	Eonia / Fed	640	Eonia / Fed
Disponibilités	263	Eonia / Fed	296	Eonia / Fed
Trésorerie et équivalent de trésorerie	670		936	
Total	868		1 124	

5) Juste valeur des instruments dérivés. — La juste valeur des instruments dérivés du Groupe Safran au 30 juin 2006 est de 568 M€.
Suite à la décision du Groupe Safran au 1er juillet 2005 de procéder à une comptabilité dite spéculative pour ses instruments dérivés, la variation de juste valeur de ces instruments dérivés est constatée par résultat financier. Toutefois, la variation de juste valeur des instruments financiers constatée au 30 juin 2005, en réserves pour la partie efficace du cash flow hedge, est reprise en compte de résultat via le chiffre d'affaires, suite à la consommation des couvertures existantes à cette date.

6) Impôts différés actifs et passifs :
a) Position au bilan :

(En millions d'euros)	30/06/2006	31/12/2005
Impôt différé - Actif	106	60
Impôt différé - Passif	1 022	997
Position nette	-916	-937

b) Impôts différés en capitaux propres :

(En millions d'euros)	30/06/2006	31/12/2005
Relation de couverture	54	67
Actifs disponibles à la vente	-13	-6
Actions propres	-3	-3
Total	38	58

Evolution des impôts différés au bilan consolidé :

(En millions d'euros)	31/12/2005	Variation 2006	Autres flux	30/06/2006
Impôts différés actif	60	66	-20	106

Impôts différés passif	-997	-24	-1	-1 022
Net	-937	42	-21	-916

c) Suivi des impôts différés :

(En millions d'euros)	
Actifs (passifs) d'impôts différés nets au 31 décembre 05	-937
Produits au compte de résultat	42
Impôts différés comptabilisés directement en capitaux propres	-20
Reclassement	
Effet des variations de change	-2
Variations de périmètre	1
Actifs (passifs) d'impôts différés au 30 juin 06	-916

7) Trésorerie et équivalents de trésorerie :

(En millions d'euros)	30/06/2006	31/12/2005
Echéance à moins de 3 mois dès l'origine et sans risque de taux		
Titres de créances négociables	56	330
Opcvm	115	158
Blocage relais à très court terme	236	152
Dépôts à vue et à terme	263	296
Total	670	936

(En millions d'euros)	30/06/2006	31/12/2005
Trésorerie au 1er janvier 2006		936
Variations de la période		-288
Variations de périmètre		21
Reclassement		5
Effet des variations de change		-4
Trésorerie au 30 juin 2006		670

8) Capitaux propres consolidés :
a) Capital social : Au 30 juin 2006, le capital social de Safran est composé de 417 029 585 actions de 0,2 euro chacune.
b) Répartition du capital et des droits de vote : Chaque action confère un droit de vote simple. Les actions inscrites au nominatif depuis plus de 2 ans bénéficient d'un droit de vote double.
Les 7 238 377 actions d'autocontrôle sont privées de droit de vote.
c) Réserves :

(En millions d'euros)	30/06/2006	31/12/2005
Réserves légales		
Réserves libres		
Réserves de conversion	7	34
Ecarts de réévaluation		
Réserves consolidées	4 432	4 820
Total	4 439	4 854

Le montant net des dividendes distribués par action s'élève à 0,36 €. Soit un montant global de 148 M€.
Leur évolution résulte des événements suivants (en millions d'euros) :

1er janvier 2006 (hors résultat 2005)	4 854
Affectation du résultat (2005) distribution des réserves	-396

Variation des écarts de conversion	-27
Cession actions propres	5
Autres	3
Au 30 juin 2006	4 439

Le Groupe Safran annule 106 M€ d'actions propres.

9) Provisions pour risques et charges. — Les provisions pour risques et charges se décomposent comme suit :

(En millions d'euros)	30/06/2006	31/12/2005
Garanties	538	537
Engagements sociaux et retraite	488	470
Prestations à fournir	439	388
Autres	487	340
Total	1 952	1 735
Courant	1 067	973
Non courant	885	762

L'évolution des provisions pour risques et charges se présente ainsi (en millions d'euros) :

Au 31 décembre 2005	1 735
Dotations	451
Transfert	-37
Utilisation	-168
Reprises (*)	-71
Variations de périmètre	6
Effet des variations de change	-4
Cessions	
Autres variations (**)	40
Au 30 juin 2006	1 952

(*) dont 30 M€ d'effet de change sur le dollar et 4 M€ d'actualisation.
(**) dont reclassement de provisions sur stocks pour + 40M€

10) Dettes soumises à des conditions particulières. — L'évolution de ce poste s'analyse comme suit (en millions d'euros) :

Au 31 décembre 2005	529
Nouvelles avances reçues	24
Remboursement d'avances	-16
Charge de désactualisation	12
Charges d'intérêts	5
Ecart de conversion	-1
Variations de périmètre	
Au 30 juin 2006	553

11) Passifs portant intérêts :

(En millions d'euros)	30/06/2006	31/12/2005
Passifs non courants portant intérêts	516	532
Passifs courants portant intérêts	810	877
Total	1 326	1 409

a) Passifs financiers à taux fixes et variables :

(En millions d'euros)	Non courant				Courant			
	30/06/2006		31/12/2005		30/06/2006		31/12/2005	
	Base	Taux	Base	Taux	Base	Taux	Base	Taux
Taux fixe	410	3,63 %	432	3,55 %	92	3,66 %	75	3,76 %
Taux variable	106	4,19 %	100	4,04 %	718	3,51 %	802	3,06 %
Total	516	3,74 %	532	3,64 %	810	3,53 %	877	3,12 %

b) Passifs financiers courants et non courants :

(En millions d'euros)	Courant	Non courant	Total	Courant	Non courant	Total
Emprunts de location-financement	12	78	90	10	75	85
Emprunts à long terme	170	438	608	178	457	635
Intérêts courus non échus	7		7	2		2
Billets de trésorerie	549		549	580		580
Concours bancaires court terme et assimilés	72		72	107		107
Total	810	516	1 326	877	532	1 409

c) La variation des passifs financiers (en millions d'euros) :

Au 31 décembre 2005	1 409
Augmentation des emprunts	21
Diminution des emprunts	-41
Variations des crédits de trésorerie	-44
Variation de périmètre	-22
Ecarts de change	-10
Autres	13
Au 30 juin 2006	1 326

12) Parties liées. — Les transactions avec les parties liées se décomposent ainsi :

(En millions d'euros)	30/06/2006
Ventes aux parties liées	740
Achats auprès des parties liées	-34
Créances d'exploitation sur les parties liées	527
Dettes d'exploitation envers les parties liées	1 031
Créances financières sur les parties liées	
Dettes financières envers les parties liées	

5. – Tableau des flux de trésorerie consolidés.

A. Trésorerie et équivalent de trésorerie. — La trésorerie et équivalent de trésorerie se composent des comptes à vue ou à terme et valeurs mobilières de placement.
Ces montants ont une échéance de moins de 3 mois et sont convertibles en un montant connu de trésorerie.

B. Transactions significatives sans incidence sur la trésorerie. — Le Groupe a réalisé certaines transactions qui n'ont aucune incidence sur la trésorerie et les équivalents de trésorerie.
Ils concernent principalement :

Les charges d'amortissement, dépréciation et provisions	542 M€
Incidences des variations de valeur des instruments financiers (1)	-21 M€
Plus-value de cession	-60 M€
Autres	22 M€
	483 M€

(1) Cette incidence résulte principalement de la décision du Groupe d'appliquer une comptabilité dite spéculative à compter du 1er juillet 2005 et donc à constater dans son résultat financier la variation de la juste valeur de ses instruments financiers à partir de cette date.

C. Décaissements immobilisations corporelles et incorporelles. — Ils se décomposent comme suit :

(En millions d'euros)	30/06/2006	30/06/2005	31/12/2005
Immobilisations incorporelles	-212	-131	-344
Immobilisations corporelles	-199	-106	-301
Variations dettes sur acquisition d'immobilisations incorporelles	5		
Variations dettes sur acquisition d'immobilisations corporelles	7	-5	
Produits de cession des immobilisations incorporelles	4		1
Produits de cession des immobilisations corporelles	57	24	43
Total	-338	-218	-601

6. – Engagements hors bilan et instruments financiers.

A. Exposition au risque de change. — La majorité du chiffre d'affaires des branches Propulsion Aéronautique et Spatiale et Equipements Aéronautiques est libellée en dollar US, monnaie qui constitue le référentiel quasi unique du secteur aéronautique civil. Ainsi, l'excédent net annuel des recettes sur les dépenses au titre du premier semestre 2006 a été de 1,8 milliards de dollars US (contre 3,3 milliards de dollars US pour l'ensemble de l'année). La politique de couverture décrite ci-après vise à protéger la rentabilité du Groupe et à sauvegarder la régularité de ses résultats.
Par ailleurs la branche Communications achète une partie de ses composants en dollar US, l'exposition qui en résulte, étant à très court terme, cette dernière est gérée de façon spécifique. L'exposition nette qui en résulte est de 550 millions de dollars US pour les six premiers mois (contre 670 M$ pour l'année 2005).
Il en est de même pour le yen pour laquelle la position nette acheteuse a été de 11,9 milliards de yens pour les six premiers mois (contre 26,7 milliards en 2005).

Instruments financiers. — Les principaux instruments financiers en vigueur au 30 juin 2006 sont de :
— 5 004 millions de dollars en vente à terme, dont 4 662 millions de dollars contre euros ;
— 445 millions de dollars en achats à court terme ;
— 470 millions de dollars en vente d'options (« call USD/put euro ») ;
— 15 milliards de yens d'achat à terme.
La juste valeur des instruments (avant toute incidence de l'impôt différé), déterminée sur la base des paramètres de marché en vigueur au 30 juin 2006, était de 565 millions d'euros.
Ces couvertures ont vocation à être dénouées sur une période de 3 ans environ.
Au regard des contraintes comptables liées à l'application de la norme IFRS3, le Groupe a décidé de ne plus appliquer la comptabilité de couverture à compter du 1er juillet 2005 et de comptabiliser en résultat financier la variation de la juste valeur de ses instruments financiers. Les montants enregistrés en capitaux propres au 30 juin 2005, correspondant aux variations de valeurs efficaces des dérivés de change documentés en couverture de flux futurs jusqu'au 30 juin 2005, sont repris en résultat opérationnel sur un horizon de 3 ans environ et ce, tant que les flux sous jacents demeurent hautement probables.

B. Gestion du risque de taux. — Le Groupe gère son exposition au risque de taux en répartissant de façon équilibrée ses financements entre taux fixe et taux variable. Le cas échéant, il peut avoir recours à des instruments de couverture sur le marché.
Au 30 juin 2006, la répartition des actifs et passifs financiers est la suivante :

(En millions d'euros)	- 1 an		1 à 5 ans		Plus de 5 ans		Total	
	Taux fixe	Taux variable	Taux fixe	Taux variable	Taux fixe	Taux variable	Taux fixe	Taux variable
Dettes financières	-92	-718	-330	-78	-80	-28	-502	-824
Disponibilités - VMP		670						670
Total	-92	-48	-330	-78	-80	-28	-502	-154

C. Gestion du risque de contrepartie. — Au 30 juin 2006, le Groupe n'a pas identifié de risque de contrepartie significatif, non provisionné dans les états financiers.

D. Garanties financières accordées dans le cadre de la vente des produits du Groupe. — Ces garanties génèrent des risques dont le montant brut global au 30 juin 2006 est de 498 M$; ce montant ne reflète toutefois pas le risque effectif supporté par Safran. En effet, nos obligations sont contre-garanties par la valeur des actifs sous-jacents, c'est-à-dire des avions obtenus en gage. Ainsi, le risque net tel qu'il ressort du modèle d'évaluation est entièrement provisionné dans nos comptes.

E. Avals, cautions et autres engagements. — Les différents engagements donnés représentent :

(En millions d'euros)	30/06/2006	31/12/2005
Engagements sociaux	21	22
Engagements donnés aux clients (bonne fin, bonne exécution)	317	273
Engagements donnés par Safran en faveur de ses filiales vis-à-vis de tiers	444	461

Engagements donnés par Safran en faveur de ses filiales vis-à-vis des douanes	40	40
Engagements liés à la responsabilité de membre de GIE	8	18
Engagements financiers	1	31
Garantie de passif	25	26
Ecarts actuariels	24	21
Autres engagements	77	86
Total	957	978

En termes d'engagements reçus, le Groupe Safran constate :

(En millions d'euros)	30/06/2006	31/12/2005
Engagements reçus des banques pour le compte de fournisseurs	11	10
Garanties de bonne fin	6	6
Avals, cautions reçues	11	13
Autres engagements reçus	6	31
Total	34	60

F. Garanties d'actif et de passif. — A l'occasion d'acquisitions ou cessions de sociétés, des garanties d'actif ou de passif ont été données ou reçues. Au 30 juin 2006, aucune de ces garanties n'est mise en oeuvre et aucune ne justifie de provisions dans les comptes consolidés du Groupe.

7. – Litiges.

En dehors des éléments ci-dessous, ni Safran, ni aucune de ses filiales ne sont ou n'ont été parties à des procédures judiciaires ou arbitrales susceptibles d'avoir ou ayant eu, dans un passé récent, individuellement ou dans leur ensemble, une incidence significative sur la situation financière du Groupe, son activité, ses résultats ou son patrimoine. Safran n'a pas connaissance qu'une telle procédure soit envisagée à son encontre par des autorités gouvernementales ou des tiers. Les charges qui peuvent résulter de ces procédures ne sont provisionnées que lorsqu'elles sont probables et que leur montant peut être soit quantifié, soit estimé. Le montant des provisions retenu est fondé sur l'appréciation du niveau de risque au cas par cas et ne dépend pas en premier lieu du stade d'avancement des procédures, étant précisé que la survenance d'événements en cours de procédure peut toutefois entraîner une réappréciation de ce risque. Safran estime qu'elle a passé les provisions adéquates afin de couvrir les risques de litiges généraux ou spécifiques en cours ou éventuels.

— Une transaction était survenue en 1995 entre les assureurs de Turbomeca et la victime d'un accident d'hélicoptère. Cette personne a, par la suite, introduit un recours en justice sur les conditions dans lesquelles cette transaction était intervenue. Une réclamation a été formulée par le demandeur pour un montant de 16 M USD.

— La responsabilité de Turbomeca est évoquée dans le cadre d'une procédure pénale diligentée par le procureur de Turin à l'occasion d'un accident d'hélicoptère survenu en avril 2003 dans les Alpes italiennes dont les causes demeurent en l'état inconnues. A ce jour, aucun montant de réclamation n'a été formulé.

— La responsabilité de Turbomeca pourrait être engagée à l'occasion d'un accident survenu en mars 2005 en Inde qui a entraîné la mort de trois personnes et grièvement blessé deux autres. A ce jour, aucun montant de réclamation n'a été formulé.

— La responsabilité de Turbomeca pourrait être engagée à l'occasion d'un accident survenu en juillet 2005 à Sacramento, en Californie, qui a entraîné la mort de deux personnes et grièvement blessé une troisième. A ce jour, aucun montant de réclamation n'a été formulé, mais une assignation a été déposée par les victimes et leurs ayants-droit devant la Cour Fédérale à Sacramento le 13 juillet 2006.

Pour ces quatre sinistres, la responsabilité de Turbomeca étant suffisamment couverte par sa police d'assurance, il n'a pas été constitué de provision.

— Turbomeca a initié conjointement avec l'un de ses deux partenaires dans un programme de développement de turbines pour applications terrestres et maritimes, une demande d'arbitrage à l'encontre du troisième partenaire ayant mis fin, unilatéralement, à sa contribution dans ledit programme de développement. La réclamation de Turbomeca et de son partenaire co-demandeur porte notamment sur un montant de 54,8 M€ en réparation de dommages directs. Dans le cadre de cette procédure d'arbitrage, la partie défenderesse a introduit une demande reconventionnelle en dommages et intérêts d'un montant de 38 M€ pour le prétendu non respect de leurs obligations contractuelles par les demanderesses. Sur la base des participations respectives des demanderesses dans le programme de développement, la répartition entre elles des enjeux de cette affaire tant en demande qu'en défense serait de 71,53 % pour Turbomeca et 28,47 % pour son partenaire codemandeur. En l'état actuel de cette procédure, rien ne justifie la constitution par Turbomeca d'une quelconque provision.

— Le 22 juin 2006, Safran, Safran USA Inc., Cinch Connectors Inc. et Cinch Connectors Limited ont été assignées solidairement avec trois salariés du Groupe pour comportement prétendument fautif dans le processus de cession de Cinch Connectors Inc. et Cinch Connectors Limited supposé avoir eu notamment pour conséquence de priver le candidat acquéreur des concours bancaires destinés à financer cette opération. Aucun fondement sérieux n'ayant pu à ce jour être identifié de nature à justifier même partiellement la demande de réparation d'un montant de 95 M USD, Safran n'a constitué aucune provision à ce titre.

— Sagem Communication a été assignée le 16 novembre 2004 par Nokia Corporation devant la Cour de Hambourg pour contrefaçon et concurrence déloyale visant à interdire la commercialisation des mobiles My X5-2 en Allemagne. La réclamation porterait sur un montant d'environ 2 M€. Sagem Communication conteste vigoureusement la contrefaçon alléguée en démontrant l'existence d'un art antérieur ainsi que l'originalité du design du produit concerné. Nokia a été déboutée en première instance. Sagem Communication n'a constitué aucune provision à ce jour.

— Fin 2002, un groupe d'industriels français, parmi lesquels figure l'ex-Groupe Snecma, a été saisi collectivement d'une demande d'arbitrage par un client commun réclamant une somme qui, selon le demandeur, ne saurait être inférieure à 260 M USD et pour laquelle le groupe d'industriels peut être solidaire à l'égard du demandeur. Cette demande était relative à l'exécution d'anciens contrats réalisés par ces industriels et dans lesquels la participation de l'ex-Groupe Snecma était de l'ordre de 10 %. Tous les industriels concernés contestaient cette demande. Un accord prévoyant que les industriels visés par la demande d'arbitrage renoncent à se prévaloir des délais de prescription éventuellement opposables au demandeur a été conclu, et ce dernier a retiré cette demande d'arbitrage en juin 2003, réservant ses droits d'en déposer une nouvelle pour un montant qui pourrait être supérieur. Safran n'a pas constitué de provision à ce stade.

8. – Evénements postérieurs a la date de clôture.

Néant.

9. Etats financiers pro forma.

Introduction.

Du fait de la création du Groupe Safran dans le courant de l'année 2005, certains éléments ne permettent pas la comparabilité des états financiers 2006 avec ceux de 2005 :

— La date de première consolidation de Snecma dans Safran (le 1er avril 2005) est décalée d'un trimestre par rapport à la date de clôture des comptes Sagem (31 décembre 2004). Ainsi le Groupe Safran doit-il être reconstitué en date du 1er janvier 2005 ;

— L'impact très significatif de l'amortissement de l'allocation du prix d'acquisition sur les actifs et passifs de Snecma à la date du 1er avril 2005, ainsi que sur les résultats de l'exercice ;

— La décision du groupe d'appliquer une comptabilité spéculative sur ses instruments financiers en date du 1er juillet 2005. L'économie du Groupe est toutefois liée à l'utilisation de ses couvertures.

Ces circonstances motivent l'établissement des comptes pro forma.

Ces comptes pro forma sont établis dans la continuité de ceux réalisés à l'occasion de la publication des comptes semestriels et annuels 2005.

A. Notes annexes aux états financiers pro forma.

Informations utilisées pour l'établissement des comptes pro forma. — Les comptes pro forma ont été établis à partir des éléments suivants :

— Les comptes consolidés du groupe Safran pour le premier semestre 2006, préparés selon les normes IFRS (examen limité) ;

— Les comptes consolidés du groupe Safran pour le premier semestre 2005, préparés selon les normes IFRS (examen limité) ;

— Les comptes consolidés du groupe Safran pour l'exercice 2005, préparés selon les normes IFRS (audit) ;

— Les comptes consolidés du groupe Snecma pour le premier trimestre 2005, préparés selon les normes IFRS (audit).

Principes comptables. — Les comptes pro forma ont été établis en normes IFRS.

Pour les besoins de leur établissement, l'intégralité des opérations relatives à l'acquisition de Snecma et à l'allocation du prix d'acquisition ont été réputées réalisées au 1er janvier 2004.

Application de la norme IAS39. — L'application de la norme IAS39 est effective au 1er janvier 2005.

Dans les comptes statutaires de l'exercice 2005, le Groupe a pratiqué une comptabilité de couverture jusqu'au 30 juin 2005 puis une comptabilité dite spéculative à compter du 1er juillet 2005. Dans les comptes pro forma, les conséquences de la comptabilité spéculative ont été annulées.

Le chiffre d'affaires présenté dans les comptes pro forma est donc valorisé pour 2005 comme pour 2006 au cours garanti résultant de la politique de couverture de change du Groupe, à l'exception des ventes en devises couvertes par des achats dans la même devise, qui sont comptabilisées au cours moyen.

Conventions d'établissement des comptes pro forma. — Comme indiqué ci-dessus, ces comptes pro forma sont établis dans la continuité de ceux présentés fin 2005. Les principales conventions de ces comptes 2005 étaient :

Acquisition du Groupe Snecma. — Pour les besoins de l'établissement des comptes pro forma, l'acquisition du Groupe Snecma a été réputée réalisée au 1er janvier 2004, avec les modalités suivantes :

— Comptabilisation des augmentations de capital de Sagem relatives à l'Ope et à la fusion au 1er janvier 2004 ;

— Comptabilisation de l'endettement ayant permis de financer l'Opa subsidiaire au 1er janvier 2004 ;

— Comptabilisation de l'allocation du prix d'acquisition (voir ci-après) au 1er janvier 2004, mais sur la base des valeurs relevées à la date d'entrée dans le périmètre du 1er avril 2005 ;

— Comptabilisation de l'écart d'acquisition résiduel au 1er janvier 2004 sur la base de son montant déterminé au 1er avril 2005.

Remarque : L'exercice 2004 n'est pas présenté dans ce document (se référer aux comptes de l'exercice 2005).

Allocation du prix d'acquisition. — Les principaux postes du bilan consolidé du groupe Safran, impactés par l'allocation du coût d'acquisition aux actifs et passifs identifiables de Snecma, sont les suivants :

— immobilisations incorporelles (carnet de commandes, relations clientèles, programmes, marques…) ;

— stocks ;

— effet d'impôts différés sur les allocations aux actifs et passifs ainsi identifiés.

La revalorisation à la juste valeur des actifs et passifs du Groupe Snecma effectuée au 1er avril 2005 a été reportée sans modification de valeur au 1er janvier 2004.

Coût du financement de l'Opa subsidiaire. — Les comptes pro forma incluent la charge financière sur l'endettement destinée à financer l'OPA subsidiaire, nette d'impôt, qui en aurait résulté depuis le 1er janvier 2004 dans une vision pro forma.

Cette charge financière pro forma inclut donc quinze mois de charges d'intérêt, pour la période du 1er janvier 2004 au 31 mars 2005.

Imposition. — Tous les retraitements des exercices 2005 et 2006 sont fiscalisés respectivement à 34,43 % et 34,50 %.

Opérations intra-groupe. — Etant donné le caractère non significatif des opérations intra-groupe entre le Groupe Sagem et le Groupe Snecma, celles-ci n'ont pas entraîné d'éliminations au niveau de la préparation des comptes pro forma, en ce qui concerne les périodes antérieures à l'entrée de Snecma dans le périmètre, c'est-à-dire pour le premier trimestre 2005.

Comptes pro forma 2005 :

Bilan au 31 décembre 2005. — Il correspond au bilan pro forma présenté dans les comptes 2005, à l'exception des modifications suivantes, consécutives à la révision de la juste valeur des avances remboursables :

— au passif, augmentation du poste « dettes soumises à des conditions particulières » de 103 M€, et diminution du poste « impôts différés passif » de 34 M€ ;

— à l'actif, augmentation du poste « écarts d'acquisition » de 67 M€ et du poste « impôts différés actif » de 2 M€.

Résultat au 30 juin 2005. — Le compte de résultat pro forma est établi sur la base du compte de résultat consolidé de Safran au 30 juin 2005 présenté en comparatif de celui arrêté au 30 juin 2006, retraité des principaux ajustements suivants :
— Prise en compte des résultats du groupe Snecma du premier trimestre 2005 ;
— Prise en compte du coût de la dette financière complémentaire du 1er janvier au 31 mars 2005, nette d'impôt (soit 8 millions d'euros de charges financières supplémentaires au taux de 2,5 % pour 2005) ;
— Impact de l'amortissement sur un trimestre supplémentaire des immobilisations incorporelles revalorisées lors de l'acquisition de Snecma (43 millions d'euros) ;
— Neutralisation de l'impact sur la variation des stocks revalorisés de l'ex groupe Snecma, celui-ci ayant été reporté sur 2004 dans le cadre de ces comptes pro forma (+ 148 millions d'euros) ;
— Transfert en résultat financier de l'incidence de la variation du dollar US sur le montant à l'ouverture des provisions pour risques et charges en USD (diminution de 16 millions d'euros des dotations aux provisions pour risques et charges et augmentation de 16 millions d'euros des charges financières) ;
— Report sur 2004 de la charge d'abondement liée au rapprochement des deux groupes (retraitement déjà opéré lors de l'établissement des comptes au 31 décembre 2005) ;
— Comptabilisation du crédit d'impôt recherche en résultat opérationnel en contrepartie d'une augmentation de la charge d'impôts ;
— Annulation de la modification des comptes relative au chiffre d'affaires du deuxième trimestre 2005 ;
— Incidence sur l'impôt des ajustements précédents.

Comptes pro forma au 30 juin 2006. — Ils ont été établis à partir des comptes consolidés semestriels du Groupe Safran, ajustés de la façon suivante :
a) annulation des conséquences de la comptabilité spéculative appliquée à compter du 1er juillet 2005 :
— Augmentation de 166 M€ du chiffre d'affaires, en contrepartie d'une diminution du résultat financier ;
— Augmentation de 3 M€ des achats en contrepartie d'une augmentation du résultat financier ;
— Reconstitution de la partie du cash flow efficace en réserves :
- diminution du résultat financier de 88 M€, en contrepartie d'une augmentation des réserves consolidées ;
- diminution du résultat financier de 17 M€ ;
- augmentation du chiffre d'affaires de 39 M€ en contrepartie d'une diminution des réserves consolidées ;
- incidence sur l'impôt des ajustements précédents, en contrepartie des réserves consolidées,
b) Comptabilisation au bilan du coût de la dette financière du 1er janvier 2004 au 31 mars 2005, soit 52 M€, et son incidence sur l'impôt différé ;
c) Comptabilisation au bilan de la dotation aux amortissements des immobilisations incorporelles revalorisées lors de l'acquisition de Snecma, au titre de la période du 1er janvier 2004 au 31 mars 2005, soit 215 M€, et son incidence sur l'impôt différé.

B. Bilan pro forma.

30 juin 2006 et 31 décembre 2005 (en millions d'euros) :

Actif	30/06/2006	31/12/2005
Ecarts d'acquisition	1 576	1 519
Immobilisations incorporelles	2 908	2 872
Immobilisations corporelles	1 787	1 798
Actifs financiers non courants	396	451
Participations comptabilisées par MEE	30	37
Impôts différés actifs	124	78
Autres actifs non courants	16	26
Actifs non courants	6 837	6 781
Actifs financiers courants	79	77
Actifs destinés à être cédés		
Juste valeur des instruments financiers et dérivés	568	452
Stocks	3 354	2 904
Créances clients et autres débiteurs	3 982	4 052
Actif d'impôt	76	63
Autres actifs courants	152	150
Trésorerie et équivalents de trésorerie	670	936
Actifs courants	8 881	8 634
Total actif	15 718	15 415

Passif	30/06/2006	31/12/2005
Capital	83	83
Réserves	4 350	4 180
Gains nets latents sur actifs financiers disponibles à la vente	22	10
Gains nets latents sur contrats à terme de devises	-153	-269

Résultat de l'exercice	74	392
Capitaux propres du groupe	4 376	4 396
Intérêts minoritaires	170	167
Capitaux propres	4 546	4 563
Provisions	885	762
Dettes soumises à des conditions particulières	553	529
Passifs non courants portant intérêt	516	532
Impôts différés passifs	945	921
Autres passifs non courants	120	125
Passifs non courants	3 019	2 869
Provisions	1 067	973
Passifs courants portant intérêt	862	929
Fournisseurs et autres créditeurs	5 952	5 898
Passif d'impôt	105	21
Autres passifs courants	167	162
Passifs courants	8 153	7 983
Total passif	15 718	15 415

30 juin 2006 - passage des comptes publiés aux comptes pro forma (en millions d'euros) :

Actif	30/06/2006 légal	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de Safran	Ajustements liés à l'IAS 39	30/06/2006 Pro forma
Ecarts d'acquisition	1 576			1 576
Immobilisations incorporelles	3 123	-215		2 908
Immobilisations corporelles	1 787			1 787
Actifs financiers non courants	396			396
Participations comptabilisées par MEE	30			30
Impôts différés actifs	106	18		124
Actifs des abandons d'activités				
Autres actifs non courants	16			16
Actifs non courants	7 034	-197		6 837
Actifs financiers courants	79			79
Actifs destinés à être cédés				
Juste valeur des instruments financiers et dérivés	568			568
Stocks	3 354			3 354
Créances clients et autres débiteurs	3 982			3 982
Actif d'impôt	76			76
Autres actifs courants	152			152
Trésorerie et équivalents de trésorerie	670			670
Actifs courants	8 881			8 881
Total actif	15 915	-197		15 718

Passif	30/06/2006 légal	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de SAFRAN	Ajustements liés à l'IAS 39	30/06/2006 Pro forma
Capital	83			83
Réserves	4 439	-173	84	4 350
Gains nets latents sur actifs financiers disponibles à la vente	22			22
Gains nets latents sur contrats à terme de devises	-102		-51	-153
Résultat de l'exercice	118		-44	74
Capitaux propres du Groupe	4 560	-173	-11	4 376
Intérêts minoritaires	170			170
Capitaux propres	4 730	-173	-11	4 546
Provisions	885			885
Dettes soumises à des conditions particulières	553			553
Passifs non courants portant intérêt	516			516
Impôts différés passifs	1 022	-76	-1	945
Autres passifs non courants	120			120
Passifs non courants	3 096	-76	-1	3 019
Provisions	1 067			1 067
Passifs courants portant intérêt	810	52		862
Fournisseurs et autres créditeurs	5 943		9	5 952
Passif d'impôt	105			105
Autres passifs courants	164		3	167
Passifs courants	8 089	52	12	8 153
Total passif	15 915	-197		15 718

31 décembre 2005 - passage des comptes publiés aux comptes pro forma (en millions d'euros) :

Actif	31/12/2005 légal	Ajustements liés à la durée de l'exercice	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de Safran	Ajustements liés à l'IAS 39	Ajustements liés aux marges internes	31/12/2005 Pro forma
Ecarts d'acquisition	1 519					1 519
Immobilisations incorporelles	3 087	-43	-172			2 872
Immobilisations corporelles	1 798					1 798
Actifs financiers non courants	451					451
Participations comptabilisées par MEE	37					37
Impôts différés actifs	60	18				78
Autres actifs non courants	26					26
Actifs non courants	6 978	-25	-172			6 781
Actifs financiers courants	77					77
Actifs destinés à être cédés						

Juste valeur des instruments financiers et dérivés	452					452
Stocks	2 904		-47		47	2 904
Créances clients et autres débiteurs	4 052					4 052
Actif d'impôt	63					63
Autres actifs courants	150					150
Trésorerie et équivalents de trésorerie	936					936
Actifs courants	8 634		-47		47	8 634
Total actif	15 612	-25	-219		47	15 415

Passif	31/12/2005 légal	Ajustements liés à la durée de l'exercice	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de Safran	Ajustements liés à l'IAS 39	Ajustements liés aux marges internes	31/12/2005 Pro forma
Capital	83					83
Réserves	4 854	-115	-411	-148		4 180
Gains nets latents sur actifs financiers disponibles à la vente	10					10
Gains nets latents sur contrats à terme de devises	-127			-142		-269
Résultat de l'exercice	-248	54	268	290	28	392
Capitaux propres du Groupe	4 572	-61	-143		28	4 396
Intérêts minoritaires	164				3	167
Capitaux propres	4 736	-61	-143		31	4 563
Provisions	762					762
Dettes soumises à des conditions particulières	529					529
Passifs non courants portant intérêt	532					532
Impôts différés passifs	997	-16	-76		16	921
Autres passifs non courants	125					125
Passifs non courants	2 945	-16	-76		16	2 869
Provisions	973					973
Passifs courants portant intérêt	877	52				929
Fournisseurs et autres créditeurs	5 898					5 898
Passif d'impôt	21					21
Autres passifs courants	162					162
Passifs courants	7 931	52				7 983
Total passif	15 612	-25	-219		47	15 415

C. Compte de résultat pro forma.

30 juin 2006 et 30 juin 2005 :

(En millions d'euros)	30.06.2006	30.06.2005
Chiffre d'affaires	5 476	4 943
Autres produits	93	66
Produits des activités ordinaires	5 569	5 009

Production stockée	309	233
Production immobilisée	193	210
Consommation de l'exercice	-3 588	-3 153
Frais de personnel	-1 588	-1 527
Impôts et taxes	-115	-115
Dotations nettes aux amortissements	-315	-271
Dotations nettes aux provisions pour risques et charges	-204	-17
Dépréciation d'actifs	-52	-18
Autres produits / Charges opérationnelles	-70	-84
Résultat opérationnel	139	267
Coût de la dette nette	-19	-20
Autres charges et produits financiers	-3	-17
Résultat financier	-22	-37
Quote-part dans le résultat des SME	1	1
Résultat avant impôt	118	231
Charge d'impôts	-37	-72
Résultat net des activités poursuivies	81	159
Résultat des activités abandonnées		
Résultat de la période	81	159
Résultat attribuable aux intérêts minoritaires	-7	-5
Résultat net part du Groupe	74	154

30 juin 2006 - passage des comptes publiés aux comptes pro forma :

(En millions d'euros)	30/06/2006 Légal	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de Safran	Ajustements liés à l'IAS 39	30/06/2006 Pro forma
Chiffre d'affaires	5 271		205	5 476
Autres produits	93			93
Produits des activités ordinaires	5 364		205	5 569
Production stockée	309			309
Production immobilisée	193			193
Consommation de l'exercice	-3 585		-3	-3 588
Frais de personnel	-1 588			-1 588
Impôts et taxes	-115			-115
Dotations nettes aux amortissements	-315			-315
Dotations nettes aux provisions pour risques et charges	-204			-204
Dépréciation d'actifs	-52			-52
Autres produits / Charges opérationnelles	-70			-70
Résultat opérationnel	-63		202	139
Coût de la dette nette	-19			-19
Autres charges et produits financiers	265		-268	-3
Résultat financier	246		-268	-22
Quote-part dans le résultat des SME	1			1
Résultat avant impôt	184		-66	118
Charge d'impôts	-59		22	-37

Résultat net des activités poursuivies	125		-44	81
Résultat des activités abandonnées				
Résultat de la période	125		-44	81
Résultat attribuable aux intérêts minoritaires	-7			-7
Résultat net part du Groupe	118		-44	74

30 juin 2005 - passage des comptes publiés aux comptes pro forma :

(En millions d'euros)	30/06/2005 Safran légal	Ajustements liés à la durée de l'exercice	Ajustements liés au replacement au 1er janvier 2004 des opérations relatives à la création de Safran	Ajustements liés au CIR	30/06/2005 Safran Pro forma
Chiffre d'affaires	3 233	1 568	142		4 943
Autres produits	30	31		5	66
Produits des activités ordinaires	3 263	1 599	142	5	5 009
Production stockée	-44	129	148		233
Production immobilisée	138	72			210
Consommation de l'exercice	-2 224	-929			-3 153
Frais de personnel	-930	-613	16		-1 527
Impôts et taxes	-75	-40			-115
Dotations nettes aux amortissements	-161	-110			-271
Dotations nettes aux provisions pour risques et charges	1	-18			-17
Dépréciation d'actifs	-11	-7			-18
Autres produits / Charges opérationnelles	-80	-4			-84
Résultat opérationnel	-123	79	306	5	267
Coût de la dette nette	-8	-12			-20
Autres charges et produits financiers	-27	10			-17
Résultat financier	-35	-2			-37
Quote-part dans le résultat des SME	1				1
Résultat avant impôt	-157	77	306	5	231
Charge d'impôts	59	-20	-106	-5	-72
Résultat net des activités poursuivies	-98	57	200		159
Résultat des activités abandonnées					
Résultat de la période	-98	57	200		159
Résultat attribuable aux intérêts minoritaires	-2	-3			-5
Résultat net part du Groupe	-100	54	200		154

C. — Rapport des Commissaires aux comptes sur l'information semestrielle 2006.

(Période du 1er janvier au 30 juin 2006).

En notre qualité de Commissaires aux comptes et en application de l'article L.232-7 du Code de commerce, nous avons procédé à :
— l'examen limité des comptes semestriels consolidés résumés de la société Safran, relatifs à la période du 1er janvier au 30 juin 2006, tels qu'ils sont joints au présent rapport ;
— la vérification des informations données dans le rapport semestriel.
Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité du Directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.
Nous avons effectué notre examen limité selon les normes professionnelles applicables en France. Un examen limité de comptes intermédiaires consiste à obtenir les informations estimées nécessaires, principalement auprès des personnes responsables des aspects comptables et financiers, et à mettre en oeuvre des procédures analytiques ainsi que toute autre procédure appropriée. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit effectué selon les normes professionnelles applicables en France. Il ne permet donc pas d'obtenir l'assurance d'avoir identifié tous les points significatifs qui auraient pu l'être dans le cadre d'un audit et, de ce fait, nous n'exprimons pas une opinion d'audit.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs aspects significatifs, des comptes semestriels consolidés résumés avec la norme IAS 34, norme du référentiel IFRS tel qu'adopté dans l'Union européenne, relative à l'information financière intermédiaire.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur :
— La note 2.B.1) de l'annexe résumée qui expose le fait que la comptabilisation initiale de l'acquisition du groupe Orga n'a été déterminée que provisoirement au 30 juin 2006 et que conformément à la norme IFRS 3, l'affectation du prix d'acquisition aux actifs et passifs identifiables sera réalisée au cours du délai de 12 mois à compter de la date d'acquisition, d'ici à la clôture de l'exercice 2006 ;
— La note 2.E. de l'annexe résumée qui expose les raisons pour lesquelles l'information comparative relative au compte de résultat du premier semestre 2005 et au bilan du 31 décembre 2005 a été retraitée, conformément à la norme IFRS 3, dans les comptes semestriels consolidés résumés au 30 juin 2006 ;
— La note 9. «Etats financiers pro forma» incluse dans l'annexe résumée, qui précise la manière dont les informations pro forma relatives aux comptes de résultats consolidés des premiers semestres 2005 et 2006 et aux bilans consolidés aux 31 décembre 2005 et 30 juin 2006, ont été établies et indique que ces informations ne sont pas nécessairement représentatives de la situation financière ou des performances qui auraient été constatées si l'opération de rapprochement des groupes Sagem et Snecma était survenue à une date antérieure à celle de sa survenance réelle.
Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.
Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Paris et Neuilly-sur-Seine, le 17 octobre 2006.

Les commissaires aux comptes :

Constantin Associés :

Jean-Paul Seguret ;

Deloitte & Associés :

Philippe Battisti ; Jean-Paul Picard.

0615830

FIRST-HALF 2006 RESULTS

SAFRAN
an international technology leader

Analysts review, September 13th, 2006


SAFRAN

CONTENTS

SAFRAN GROUP


SAFRAN

SALES*: 5.476 billion euros

At June 30, 2006

BY BRANCH



Aerospace propulsion 44%
Aircraft equipment 24%
Communications 19%
Defense Security 13%

BY REGION



Rest of the World 11%
Europe* 54%
Asia 9%
North America 26%

Civil: 80% *Military: 20%*

*Adjusted pro forma data

*Most reexported by prime contractor customers

HUMAN RESOURCES DATA

At June 30, 2006

Workforce trends and distribution

- **60,000 employees** at June 30, 2006*, including 20,000 outside France


Asia - Oceania
6%
5%
Africa
Americas
12%
67%
France
Europe (excl. France)
10%

- **1,400 people hired** Group-wide, including about 700 management staff, primarily to offset departures
- International workforce on the rise

*Registered employees at June 30, 2006


SAFRAN

SAFRAN'S SHAREHOLDING STRUCTURE

At June 30, 2006



Public *40.5%*
State *30.8%*
Treasury shares *1.7%*
Employees *19.6%*
Areva *7.4%*

FIRST-HALF 2006 BUSINESS DATA

AEROSPACE PROPULSION

AEROSPACE PROPULSION

H1 2006 highlights

CFM56



SaM146





- **Commercial aircraft engines**
  - 529 CFM56 engines delivered: +35% over H1 2005
  - 130 large turbofans delivered: +12% over H1 2005
  - 1,270 CFM56 engines ordered: +27% over H1 2005
  - First ground test of SaM 146 in early July.
    Alenia takes share of Sukhoï Super Jet 100 (RRJ)
- **Commercial engine spare parts and services**
  - Growth in spare parts and service sales: +15% over H1 2005
  - Creation of a CFM56 MRO joint venture in Mexico, and long-term contract with Mexicana

AEROSPACE PROPULSION

H1 2006 highlights


Ardiden®

Helicopter engines

- 394 turbine engines produced: +14% over H1 2005
- U.S. Army orders 322 EC145 helicopters powered by twin Turbomeca Arriel 1 E2 turbine engines
- Strong growth in spare parts and services: +19% over H1 2005


TP400

Military aircraft engines

- Order for upgrade to ATAR engines as part of program to modernize Morocco's 27 Mirage F1 fighters
- First ground test of A400M propulsion system in February 2006, on schedule


Vulcain® 2

Space propulsion

- Two successful launches of the Ariane 5 ECA

AIRCRAFT EQUIPMENT

AIRCRAFT EQUIPMENT

H1 2006 highlights


A380

A380

- **Aircelle**
  - A380 nacelles function well during flight tests (Trent engines)
  - 191 A320/CFM thrust reversers delivered (+40%)
  - Aircelle's Meudon plant operations transferred to Le Havre, Plaisir and Toulouse
  - Casablanca plant starts operation



CFM56 power transmission

- **Hispano-Suiza**
  - Wins contract for Eurocopter EC175 accessory gearboxes
  - 694 transmission units delivered (+20%)

AIRCRAFT EQUIPMENT

H1 2006 highlights


A320 landing gear

- **Messier-Dowty**
  - Airbus A350 main landing gear (A350XWB upgrade under way with Airbus)
  - Deliveries:
    - A320 landing gear: 181 (+34%)
    - A330/A340 landing gear: 35 (+10%)


A320 brake

- **Messier-Bugatti**
  - Mainline jet fleet (+100 pax): 2,492 aircraft, nearly 39% of the worldwide fleet with carbon brakes
  - Wheel and carbon brake contract for the Boeing 737NG
  - Start of electric brake tests for the Boeing 787

AIRCRAFT EQUIPMENT

H1 2006 highlights


A400M

- **Labinal:**
  - Expansion of production capacity in Mexico and Morocco
- **Technofan:**
  - New contract for ventilation of secondary electrical distribution system on the A380
- **Seat actuators:**
  - Business sold to Zodiac

DEFENSE SECURITY

DEFENSE SECURITY

H1 2006 highlights


AASM


Moroccan Mirage F1

- **Navigation and aircraft systems**
  - First French order for the MICA missile with infrared seeker
  - Successful 48th and next to last integration firing test of the AASM (« Armement Air-Sol Modulaire »: modular air-to-ground weapon system)
  - Qualification after modification of avionics of Egyptian and Pakistani Mirage fighters
  - Modernization contract for Moroccan F1 fighters takes effect
  - U.S. Army chooses Eurocopter UH145 helicopter, for which Sagem Avionics will supply a new-generation avionics suite (including autopilot, smart actuators and navigation system)

DEFENSE SECURITY

H1 2006 highlights


Felin


Tiger


Sperwer B UAV

- **Optronics and air-land systems**
  - **Final development phase for the FELIN program and launch of production**
  - **Tiger helicopter sights (France, Germany and Australia): strong rise in delivery rates**
  - **Sperwer UAV** (the only European tactical unmanned aerial vehicle): **highly effective in operation**
  - **JIM new-generation compact multifunction camera** (day/night remote geo-positioning): **confirmation at Eurosatory defense show of export potential, in addition to national contracts**

SAFRAN

DEFENSE SECURITY

H1 2006 highlights



Biometrics


cartes
de paiement

Payment terminals



Smart cards

- **Security**
  - **Biometrics: strong growth in biometric terminals (physical and data access control): +50%. Major orders for civil and police systems**
  - **Electronic money transfer: strong growth in payment terminals (+32%) and game terminals. New contracts in international markets (Quebec) and in France**
  - **Smart cards: business development in emerging countries (India, Brazil). Convergence with terminal activities (contactless) and identity management (passports, ID cards, healthcare systems, etc.)**

SAFRAN

COMMUNICATIONS


SAFRAN

COMMUNICATIONS

H1 2006 highlights



my401X



my700X



myW7



myMobileTV

- **Mobile phones**
  - **More than 8.5 million mobile phones delivered**
  - **Delivery of more than 100,000 EDGE-standard my700X phones**
  - **Italian operator orders 150,000 myW7 3G phones (50,000 delivered as of June 30)**
  - **Good position in Brazil thanks to partnership with Gradiente (which has over 10% market share)**
  - **Delivery of DVB-H mobile phones for a number of trials (Turin Winter Olympics, World Cup in Germany, etc.)**

COMMUNICATIONS

H1 2006 highlights



Residential gateways



Digital TV set-top boxes



Printing terminals

Broadband

- **Broadband terminals**
  - No.1 in Europe for residential gateways
  - 2.8 million terminals delivered (+26%)
- **Digital TV set-top boxes**
  - No.1 in Europe for DTTV, IP, MPEG4 and MPEG4 HD set-top boxes
  - 450,000 MPEG4 set-top boxes delivered
  - First HD range for all technologies: satellite, cable, DTTV, IP
- **Networks**
  - World leader for GSM-R terminals
  - World leader in the new GSM-T standard
  - Significant deliveries of convergence products (Germany)
- **Printing terminals**
  - No.1 in Europe for thermal transfer fax machines
  - No.2 in China for phonefax (25% market share)
  - 640,000 terminals delivered (+30%)
  - Startup of Chinese joint venture Sagem/Photar (70/30)
- **Rationalization of business portfolio**
  - Termination of digital television production
  - Termination of mass production of printed circuits

BUSINESS VOLUME

	H1 2005	H1 2006	Change
◦ CFM56 engines (deliveries)	391	**529**	+35%
◦ Helicopter engines (deliveries)	345	**361**	+5%
Landing gear sets (deliveries)	449	**518**	+15%
Power transmissions (deliveries)	619	**741**	+20%
A340-500/-600 nacelles (deliveries)	45	**38**	(16%)
◦ Electronic payment terminals	170,000	**225,000**	+32%
◦ Mobile phones	7,475,000	**8,767,000**	+17%
◦ Broadband terminals (residential gateways, ADSL modems)	2,212,000	**2,791,000**	+26%
◦ Set-top boxes (cable, DTTV, etc.)	554,000	**962,000**	+74%
◦ Printing terminals	493,000	**642,000**	+30%

SAFRAN



FINANCIAL RESULTS AT JUNE 30, 2006

STATEMENT OF INCOME*

(millions of euros)	H1 2005	**H1 2006**	Change
Sales (1)	4,943	**5,476**	+10.8%
Operating income	353	**231**	(35%)
as % of sales	*7.1%*	***4.2%***	
Financial income	(37)	**(22)**	
Taxes	(102)	**(69)**	
Minority interests and misc.	(5)	**(7)**	
Net income - Group share	209	**133**	**(36%)**
Net profit per share (€)	0.51	**0.32**	

(1) +12.5% at constant size and exchange rate

* Adjusted pro forma data

RESULTS BY BRANCH*

(millions of euros)	H1 2005	**H1 2006**	Change
Propulsion:			
• Sales	2,070	**2,403**	+16%
• Operating income	195	**227**	+16%
as % of sales	*9.4%*	***9.4%***	
Aircraft Equipment:			
• Sales	1,187	**1,301**	+10%
• Operating income	113	**117**	+4%
as % of sales	*9.5%*	***9.0%***	
Defense Security:			
• Sales	575	**695**	+21%
• Operating income	40	**(44)**	—
as % of sales	*7.0%*	***(6.3%)***	
Communications:			
• Sales	1,111	**1,077**	(3%)
• Operating income	(11)	**(67)**	—
as % of sales	*(1.0%)*	***(6.2%)***	

* Adjusted pro forma data

COMPARISON OF OPERATING INCOME* JUNE 2005 - JUNE 2006

(millions of euros)


+353
(75)
+93
(80)
(60)
+231
H1 2005 Operating income
Dollar
Volumes, product mix and improvement initiatives
Sale price
Non recurring items
H1 2006 Operating income

* Adjusted pro forma data

RESEARCH & DEVELOPMENT*

(millions of euros)	H1 2005	**H1 2006**
Self-financed R&D	436	**401**
as % of sales	*8.8%*	***7.3%***
operating expenses	283	**297**
capitalized (net)	148	**92**

* Adjusted pro forma data

USD HEDGING PORTFOLIO

- **Hedging portfolio at June 30, 2006:**
  - US$5,000 million
  - at an average rate for the part EUR/USD of 1 EUR = 1.12 USD

- **Hedging rates for net USD flows:**
  - 2005 — 1 EUR = 1.05 USD
  - 2006 (est.) — 1 EUR = 1.10 USD
  - 2007 (est.) — 1 EUR = 1.15/1.20 USD

AEROSPACE PROPULSION

At June 30, 2006

- **Sales***
  - €2,403 million
- **Orders**
  - €3,150 million
- **Order book**
  - €13,400 million
- **Employees**
  - 21,400

SALES


Helicopter turbines
15%
Ballistic &
space
8%
Military
engines
12%
Commercial
engines 65%


OEM and
misc.
57%
Services
43%

* Adjusted pro forma data

AEROSPACE PROPULSION*

(millions of euros)	H1 2005	H1 2006	Change
Sales	2,070	**2,403**	+16%
Operating income	195	**227**	+16%
as % of sales	*9.4 %*	***9.4%***	
Self-financed R&D	180	**151**	(16%)
of which capitalized (net)	*51*	***44***	
Capex	67	**93**	+39%

* Adjusted pro forma data

AIRCRAFT EQUIPMENT

At June 30, 2006

- **Sales***
  - **€1,301 million**
- **Orders**
  - **€1,600 million**
- **Order book**
  - **€4,000 million**
- **Employees**
  - **19,200**

SALES



Other equipment 8%
Aircraft equipment 23%
Landing systems 44%
Nacelles, thrust reversers and engine equipment 25%
OEM and misc. 78%
Services 22%

* Adjusted pro forma data

AIRCRAFT EQUIPMENT

(millions of euros)	H1 2005	**H1 2006**	Change
Sales	1,187	**1,301**	+10%
Operating income	113	**117**	+4%
as % of sales	*9.5%*	***9.0%***	
Self-financed R&D	126	**97**	(23%)
of which capitalized (net)	*65*	***27***	
Capex	41	**50**	+22%

* Adjusted pro forma data

DEFENSE SECURITY

At June 30, 2006

- **Sales***
  - €695 million
- **Orders**
  - €880 million
- **Order book**
  - €1,600 million
- **Employees**
  - 9,500


SALES
Security
36%
Navigation and
aircraft systems
37%
Optronics and
air-land
systems
27%

* Adjusted pro forma data

DEFENSE SECURITY*

(millions of euros)	H1 2005	**H1 2006**	Change
Sales	575	**695**	+21%
Operating income	40	**(44)**	
as % of sales	*7.0%*	***(6.3%)***	
Self-financed R&D	39	**47**	+20%
of which capitalized (net)	*10*	***(6)***	
Capex	26	**28**	+8%

* Adjusted pro forma data

DEFENSE SECURITY:
COMPARISON OF OPERATING INCOME* JUNE 2005 – JUNE 2006

(millions of euros)



+40
H1 2005 Operating income
(15)
Provisions for penalties
(39)
Non-recurring expenses on contracts
+23
Non-recurring incomes contracts
(22)
Sagem Orga restructuring
NON RECURRENTS
(17)
Sagem Orga losses
(14)
Other provisions
(44)
H1 2006 Operating income

* Adjusted pro forma data

COMMUNICATIONS

At June 30, 2006

- **Sales***
  - **€1,077 million**
- **Orders**
  - **€1,400 million**
- **Employees**
  - **9,300**

SALES



Broadband
56%
Mobile
44%

*Adjusted pro forma data

COMMUNICATIONS*

(millions of euros)	H1 2005	**H1 2006**	Change
Sales	1,111	**1,077**	(3%)
Mobiles	485	**477**	(2%)
Broadband	626	**600**	(4%)
Operating income	(11)	**(67)**	—
Mobiles	(24)	**(52)**	—
% Sales	*(5%)*	***(11%)***	
Broadband	+13	**(15)**	—
% Sales	*2%*	***(3%)***	
Self-financed R&D	91	**106**	
Mobiles	48	**63**	+16%
of which capitalized (net)	*16*	***21***	*+31%*
Broadband	43	**43**	—
of which capitalized (net)	*6*	***6***	

* Adjusted pro forma data

FREE CASH FLOW FROM OPERATIONS

(millions of euros)	H1 2005	**H1 2006**
Cash flow	+374	**+636**
Change in working capital requirements	(18)	**(360)**
Intangible investments	(179)	**(203)**
Capex	(137)	**(135)**
Free cash flow from operations	**+40**	**(62)**

CHANGE IN WORKING CAPITAL REQUIREMENTS

(millions of euros)	H1 2005	**H1 2006**
Changes in:		
- inventories	(282)	**(439)**
- receivables	101	**45**
- suppliers and misc.	163	**34**
Change in working capital requirements	**(18)**	**(360)**

CHANGE IN CASH POSITION

(millions of euros)


Cash position
at 01/01/06
(473)
Cash flow
+636
Change in
WCR
(360)
Capex and
intangible
investments
(338)
Dividends
(154)
Misc.
+33
Cash position
at 06/30/06
(656)

BALANCE SHEET AT JUNE 30, 2006 (millions of euros)

ASSETS		LIABILITIES	
Goodwill	1,576	Shareholders' equity	4,730
Assets	4,910	Provisions	1,952
Other non-current assets	548	Debts subject to specific conditions	553
Fair value of financial instruments	568	Interest-bearing liabilities	1,326
Inventories	3,354	Other liabilities	1,411
Customers and misc.	4,289	Suppliers and misc.	5,943
Cash & cash equivalents	670		
Total Assets	**15,915**	**Total Liabilities**	**15,915**

GEARING

Net financial debt	€656 million
Shareholders' equity	€4,730 million
Gearing	14%

OUTLOOK

OUTLOOK FOR 2006

- 2006 sales growth target: over 7%
- Forecast operating income: 5.5 to 6% of sales

APPENDICES

SAFRAN'S SAVINGS PLAN

- Goal: €700 million by 2008
- Identified savings: €769 million

  Number of projects under way: 150
- Breakdown identified savings:



Group purchasing and sourcing
27%
Industrial rationalization
36%
Business development & partnerships
18%
Structural and support function synergies
19%

FINANCIAL GUARANTEES

(millions of US$)	Dec. 31, 2005	June 30, 2006	Change
Total commitments	610	**513**	(97)
Estimated value of guarantees	330	**281**	(49)
Net risk on these commitments	280	**232**	(48)
Provisions	241	**188**	(53)

TRANSITION FROM REPORTED TO ADJUSTED PRO FORMA FINANCIAL STATEMENTS

30 June, 2006	REPORTED	Pro forma restated			PRO FORMA	Intagible Depreciation (PPA)	ADJUSTED PRO FORMA
		Hedged.					
		Exchange	Derivatives	Depreciation Reserves			
SALES	5,271	+166		+39	5,476		5,476
OPERATING INCOME	(63)	+163		+39	139	+92	231
FINANCIAL INCOME	246	(163)	(105)		(22)		(22)
NET INCOME	118		(69)	+25	74	+59	133

Consolidated balance sheet and income statement

June 30, 2006



SAFRAN

Condensed consolidated interim financial statements
June 30, 2006

TABLE OF CONTENTS

I. CONSOLIDATED BALANCE SHEET

ASSETS (in € millions)	Notes	June 30, 2006	Dec. 31, 2005
Goodwill	4.B.1	1,576	1,519
Intangible assets	4.B.2	3,123	3,087
Property, plant and equipment	4.B.3	1,787	1,798
Non-current financial assets	4.B.4	396	451
Investments in associates		30	37
Deferred tax assets	4.B.6	106	60
Other non-current assets		16	26
Non-current assets		**7,034**	**6,978**
Current financial assets	4.B.4	79	77
Assets held for sale			
Fair value of financial instruments and derivatives	4.B.5	568	452
Inventories and work-in-progress		3,354	2,904
Trade and other receivables		3,982	4,052
Tax assets		76	63
Other current assets		152	150
Cash and cash equivalents	4.B.7	670	936
Current assets		**8,881**	**8,634**
Total assets		**15,915**	**15,612**

I. CONSOLIDATED BALANCE SHEET

EQUITY AND LIABILITIES (in € millions)	Notes	June 30, 2006	Dec. 31, 2005
Share capital	4.B.8.a	83	83
Reserves	4.B.8.c	4,439	4,854
Net unrealized gains on available-for-sale financial assets		22	10
Net unrealized losses on currency futures		(102)	(127)
Net profit (loss) for the period		118	(248)
Capital and reserves		**4,560**	**4,572**
Minority interests		**170**	**164**
Total equity		**4,730**	**4,736**
Provisions	4.B.9	885	762
Borrowings subject to specific terms and conditions	4.B.10	553	529
Interest-bearing non-current liabilities	4.B.11	516	532
Deferred tax liabilities	4.B.6	1,022	997
Other non-current liabilities		120	125
Non-current liabilities		**3,096**	**2,945**
Provisions	4.B.9	1,067	973
Interest-bearing current liabilities	4.B.11	810	877
Trade and other payables		5,943	5,898
Tax liabilities		105	21
Other current liabilities		164	162
Current liabilities		**8,089**	**7,931**
Total equity and liabilities		**15,915**	**15,612**

II. CONSOLIDATED INCOME STATEMENT

(in € millions)	*Notes*	Half-year ended June 30, 2006	Half-year ended June 30, 2005
Revenue	*4.A.1*	**5,271**	**3,233**
Other income	*4.A.2*	93	30
Income from operations		**5,364**	**3,263**
Change in inventories of finished goods and work in progress		309	(44) (*)
Capitalized production		193	138
Raw materials and consumables used	*4.A.3*	(3,585)	(2,224)
Personnel costs		(1,588)	(930)
Taxes		(115)	(75)
Depreciation and amortization expense		(315)	(161)
Provisions for contingencies and losses		(204)	1
Asset impairment	*4.A.5*	(52)	(11)
Other operating income / expenses	*4.A.6*	(70)	(80)
Profit (loss) from operations		**(63)**	**(123)**
Borrowing costs		(19)	(8)
Other finance costs / income		265	(27)
Net finance costs / income	*4.A.7*	**246**	**(35)**
Income from associates		1	1
Profit (loss) before tax		**184**	**(157)**
Income tax expense	*4.A.8*	(59)	59
Profit (loss) from continuing operations		**125**	**(98)**
Profit from discontinued operations		-	-
Profit (loss) after tax		**125**	**(98)**
Minority interests		(7)	(2)
Net profit (loss) for the period		**118**	**(100)**
Basic earnings per share (in euro)	*4.A.9*	0.29	(0.34)
Diluted earnings per share (in euro)	*4.A.9*	0.29	(0.34)

(*) including the impact of consumption of revalued inventories (€148 million)

III. STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Consolidated reserves	Net profit (loss) for the year	Translation adjustments	Hedging reserves	Other	Capital and reserves	Minority interests	Total
As of January 1, 2005	**36**	**168**		**887**	**154**	**(2)**		**1**	**1,244**	**1**	**1,245**
Translation adjustments						36			**36**		**36**
Fair value adjustment to cash-flow hedging derivatives, net of tax							(127)		**(127)**		**(127)**
Fair value adjustment to available-for-sale securities, net of tax								10	**10**		**10**
Net loss for the year					(248)				**(248)**	(2)	**(250)**
Capital reduction following cancellation of treasury shares			(42)						**(42)**		**(42)**
Capital increase	47	3,237		581					**3,865**		**3,865**
Dividends					(90)				**(90)**		**(90)**
Change in accounting method			(69)	(7)					**(76)**		**(76)**
Other movements				64	(64)					165	**165**
As of December 31, 2005	**83**	**3,405**	**(111)**	**1,525**	**(248)**	**34**	**(127)**	**11**	**4,572**	**164**	**4,736**
Translation adjustments						(30)			**(30)**	(1)	**(31)**
Fair value adjustment to cash-flow hedging derivatives, net of tax							25		**25**		**25**
Fair value adjustment to available-for-sale securities, net of tax								12	**12**		**12**
Net profit for the period					118				**118**	7	**125**
Capital reduction following cancellation of treasury shares											
Capital increase			5	5					**10**	2	**12**
Dividends					(148)				**(148)**	(7)	**(155)**
Change in accounting method											
Other movements				(396)	396	3		(2)	**1**	5	**6**
As of June 30, 2006	**83**	**3,405**	**(106)**	**1,134**	**118**	**7**	**(102)**	**21**	**4,560**	**170**	**4,730**

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Consolidated reserves	Net profit (loss) for the year	Translation adjustments	Hedging reserves	Other	Capital and reserves	Minority interests	Total
As of January 1, 2005	**36**	**168**		**887**	**154**	**(2)**		**1**	**1,244**	**1**	**1,245**
Translation adjustments						25			**25**		**25**
Fair value adjustment to cash-flow hedging derivatives, net of tax							(158)		**(158)**		**(158)**
Fair value adjustment to available-for-sale securities, net of tax								3	**3**		**3**
Net loss for the period					(100)				**(100)**	2	**(98)**
Capital reduction following cancellation of treasury shares			(42)						**(42)**		**(42)**
Capital increase	47	3,237		581					**3,865**		**3,865**
Dividends					(90)				**(90)**		**(90)**
Change in accounting method			(69)	(7)					**(76)**		**(76)**
Other movements				64	(64)			(1)	**(1)**	164	**163**
As of June 30, 2005	**83**	**3,405**	**(111)**	**1,525**	**(100)**	**23**	**(158)**	**3**	**4,670**	**167**	**4,837**

IV. CONSOLIDATED STATEMENT OF CASH FLOW

(in € millions)		Half-year ended June 30, 2006	Half-year ended June 30, 2005
I. Cash flow from/(used in) operating activities			
Consolidated profit (loss) before tax		177	(159)
Tax paid		(29)	(46)
Income from associates (net of dividends received)		5	(1)
Depreciation and amortization		310	156
Asset impairment		57	(8)
Provisions		175	24
Fair value of financial instruments and derivatives		(21)	150
Valuation of financial assets and liabilities			3
Change in value			(1)
Foreign exchange losses		(1)	2
Capital gains on asset disposals		(60)	(15)
Accrued interest		4	(1)
Other		12	173
Minority interests		7	2
Income and expenses not impacting cash flow		**483**	**485**
Net cash from operations before changes in working capital		**636**	**279**
Net change in inventories and work-in-progress		(439)	(169)
Net change in operating receivables and payables		71	(83)
Net change in other receivables and payables		8	(49)
Changes in working capital		**(360)**	**(301)**
	TOTAL I	**276**	**(22)**
II. Cash flow from/(used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(203)	(131)
Purchases of property, plant and equipment net of proceeds from disposals		(135)	(87)
Net acquisitions of subsidiaries		(19)	
Disposals of subsidiaries		(1)	(2)
Net purchases of shares in other companies			(56)
Net proceeds from the sale of shares in other companies		2	5
Net proceeds from long-term investments		7	20
Other changes		10	
	TOTAL II	**(339)**	**(251)**
III. Cash flow from/(used in) financing activities			
Change in share capital		7	6
Repayments of borrowings and long-term debt		(34)	(1,288)
Repayment of repayable advances		(16)	(4)
Issuance of new loans		18	1,257
Repayable advances received		24	12
Net change in short term borrowings		(44)	456
Dividends paid to parent company shareholders		(147)	(90)
Dividends paid to minority interests		(7)	
	TOTAL III	**(199)**	**349**
IV. Effect of changes in exchange rates	**TOTAL IV**	**(4)**	**6**
Increase/(decrease) in net financial position	**I+II+III+IV**	**(266)**	**82**
Opening net financial position		936	392
Closing net financial position		670	474
Increase/(decrease) in net financial position		**(266)**	**82**

On September 12, 2006, the Supervisory Board authorized the publication of the condensed consolidated interim financial statements of SAFRAN for the period January 1, to June 30, 2006, approved by the Management Board.

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) is a limited liability company incorporated n France and listed in Compartment A of the Euronext Paris Eurolist market.

The condensed consolidated interim financial statements for the half-year ended June 30, 2006 must be read in conjunction with the consolidated financial statements for the year ended December 31, 2005, as presented in the Reference Document filed with the French Markets Authority (AMF) on April 27, 2006, under the number D.06-0329.

It is reminded that the SAFRAN Group resulted from the merger of the Sagem Group and the Snecma Group as of May 11, 2005.

As a consequence, the financial statements for the half-year ended June 30, 2006 are not comparable to those for the half-year ended June 30, 2005 since:

- Interim financial statements in 2005 only include 3 months of activity from the former Snecma Group,
- SAFRAN Group adopted speculative accounting on its derivative instruments since July 1, 2005.

1. HIGHLIGHTS

a) Amendment of prior year financial statements

The SAFRAN Group financial statements for the half-year ended June 30, 2005 and the year ended December 31, 2005 have been amended in accordance with IFRS3. These amendments are detailed in note 2.E.

b) Definitive allocation of the Snecma Group purchase price

The fair value of repayable advances was amended as part of the definitive allocation of the purchase price. This led to an increase in "Borrowings subject to specific terms and conditions" of €103 million and an offsetting increase in "Goodwill" of €67 million and "Deferred tax" of €36 million.
Note 2.C provides detailed information on all items concerned by this definitive allocation.

c) Changes in the scope of consolidation

SAFRAN Group included the Orga group, purchased at the end of 2005, in the scope of consolidation with effect from January 1, 2006.
In addition, the special purpose entity, Laura Leasing, was removed from the scope of consolidation following the sale of its assets outside the Group, together with all SAFRAN Group commitments associated with this business.

2. ACCOUNTING POLICIES

A. Accounting rules and methods

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). In particular, the condensed consolidated interim financial statements for the half-year ended June 30, 2006 have been prepared in accordance with IAS 34 *Interim financial reporting* and in accordance with all standards and interpretations adopted by the European Union and subject to mandatory application as of June 30, 2006.

As such, SAFRAN Group has applied the same accounting rules and methods as those adopted for the preparation of the consolidated financial statements for the year ended December 31, 2005, with in addition application of the following standards and interpretations from January 1, 2006:

- Standards subject to mandatory application as from January 1, 2006

    - IFRS 6 *Exploration for and Evaluation of Mineral Resources* and the corresponding amendment to IFRS 1: this standard is not relevant to SAFRAN Group,
    - Amendments to IAS 19 *Employee Benefits*, IAS 21 *The Effects of Changes in Foreign Exchange Rates* (fair value option and foreign currency denominated inter-company transactions) and IFRS 4 *Insurance Contracts*: based on our analysis, these changes did not have a material impact on the presentation or valuation of the financial statements.

- IFRIC interpretations applicable in 2006:

    - IFRIC 4 *Determining whether an arrangement contains a lease*: based on our analysis, this interpretation does not impact the SAFRAN Group financial statements for the half-year ended June 30, 2006,

    - IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*: this interpretation is not relevant to SAFRAN Group,

    - IFRIC 6 *Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment*: the impact of this interpretation has been estimated for the Group and the estimated amounts, which are not material, have been taken into account.

- Optional standards:

No optional standards have been applied in the preparation of the SAFRAN Group consolidated interim financial statements for the half-year ended June 30, 2006.

In addition, the tax charge for the period was calculated by applying the effective annual tax rate to the pre-tax accounting net profit for the period, adjusted for items taxable at reduced rates.

The preparation of SAFRAN Group consolidated financial statements requires management to make assumptions and estimates which impact the amounts presented in the financial statements for existing assets and liabilities, income and expense items, contingent assets and liabilities and disclosures in the notes to the consolidated financial statements. The Group regularly prepares estimates, and notably those concerning performance warranties, repayable advances, doubtful receivables, inventory and work-in-progress provisions, investments, the carrying amount of intangible assets and property, plant and equipment, deferred tax, restructuring operations, pension obligations, contingent liabilities and litigation and disputes. Group estimates are based on past experience and various other assumptions it considers reasonable in the circumstances and which represent the basis of asset and liability valuations whose accounting value cannot immediately be determined from other sources. Actual results may differ from these estimates and impact the financial statements of future periods.

B. Scope of consolidation

1) Acquisition of Orga Group

Presentation of Orga Group

The Orga Group specializes in smart cards, mainly for the telecommunications industry. The Orga Group was purchased on November 30, 2005 by Sagem Défense Sécurité.

Orga Group companies are consolidated in SAFRAN Group with effect from January 1, 2006. Orga Group companies are as follows: Orga Kartensystem GmbH (Germany), Orga Card System Inc. (USA), Orgacard Portugal, Orga Card Systems Ltd (UK), Orga Romania, Orga Cartes et Systèmes (France), Smart Chip Ltd et Syscom Corporation Ltd (India), Daruma Orga (Brazil), Orga Zelenograd (Russia), Orga Card Systems (South Africa), Orga Card Systems (Singapore), Orga Card Systems LCC (United Arab Emirates).

Accounting treatment in the consolidated financial statements

a) Date of inclusion in the consolidated financial statements

SAFRAN did not consolidate the financial statements of the Orga Group as of December 31, 2005, as Orga Group financial statements as of the acquisition date prepared in accordance with IFRS were not available at the closing date of the SAFRAN Group financial statements.

Orga Group financial statements are therefore consolidated with effect from January 1, 2006.

b) Acquisition cost

The acquisition cost comprises the contractual acquisition price and purchase costs net of tax.

c) Purchased equity

Purchased equity as of January 1, 2006, determined in accordance with IFRS and SAFRAN Group accounting rules and methods, is €15 million, after cancellation of historical goodwill of €8 million.

d) Goodwill

The difference between the acquisition cost and Sagem Défense Sécurité's share in the fair value of assets acquired net of liabilities assumed is recorded in goodwill in the provisional amount of €58 million as of June 30, 2006.

The allocation of this goodwill and its breakdown by Orga Group company will be performed when preparing the consolidated financial statements for the year ended December 31, 2006.

2) Creation of Photar

Photar was jointly created in December 2005 by Sagem Communication (70%) and the Chinese company Guangdong Photar Digital & Electronic Co. Ltd (30%) to manufacture and sell thermal transfer fax machines in China. This company is consolidated from January 1, 2006.

As the company is newly created, its entry into the scope of consolidation has no impact on the financial statements.

3) Deconsolidation of Laura Leasing

The special purpose entity Laura Leasing, for which SAFRAN Group was wholly responsible and over which it exercised control, was removed from the scope of consolidation following the sale of the assets justifying the existence of this company. As such, the Group has no material commitments with respect to this company as of June 30, 2006.

4) Other changes in the scope of consolidation

No other material changes at Group level were recorded during the first half-year of 2006.

C. Definitive allocation of the goodwill arising on the creation of the SAFRAN Group

Assets and liabilities were revalued on the creation of the SAFRAN Group as of April 1, 2005, in accordance with IFRS 3.

As of December 31, 2005, certain valuations were not definitive or comprehensive. In particular, valuations of repayable advances were finalized at the beginning of 2006.

Following a business combination, repayable advances are recognized at their current value, equal to the present value of estimated repayments over the foreseeable life of the corresponding programs.

The definitive goodwill balance was therefore determined as follows:

1) Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,139 million, determined as follows:

- The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e.:
  162,737,614 x 15/13 x €16.45 = €3,089 million;
- The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:
  62,500,000 x €20 = €1,250 million;
- The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:
  44,854,696 x 15/13 x €15.35 = €794 million;
- Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €6 million.

2) Fair value of assets and liabilities acquired

The carrying amount of Snecma Group equity as of March 31, 2005 amounted to €2,026 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.

The capitalization expense represents the required return on assets necessary to the operations of the valued intangible asset (working capital requirement, property, plant and equipment and intangible assets, including human capital).

The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of comparable trademarks in terms of sector of activity, maturity, recognition, etc.

This fair value measurement mainly concerns the following headings:

- Intangible assets (of which programs: €2,088 million, trademarks: €147 million, customer relations and backlog: €25 million)	€2,260 million
- Property, plant and equipment	€95 million
- Inventories	€444 million
Total asset remeasurement	**€2,799 million**
- Actuarial differences relating to employee benefits	€44 million
- Repayable advances	€103 million
- Deferred tax liabilities	€911 million
Total liability remeasurement	**€1,058 million**

The revaluation of assets and liabilities acquired breaks down as follows:

- Group's reserves	€1,688 million
- Minority interests	€53 million
	€1,741 million

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€2,026 million) and the Group's share of remeasurements (€1,688 million), i.e. €3,714 million.

3) Goodwill

The difference between the acquisition cost (€5,139 million) and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,714 million) is €1,425 million and represents the goodwill on the former Snecma Group activities.

The acquisition cost (€5,139 million) was then allocated to the main CGUs of the former Snecma Group in proportion to their discounted future cash flows.
Following this allocation, it was possible to determine the residual goodwill of each of the main CGUs of the former Snecma Group by taking into account the restated consolidated reserves and allocations.

	Goodwill
Snecma	253
Techspace Aero	47
Snecma Propulsion Solide	66
Turbomeca	225
Microturbo	12
Snecma Services	46
Aircelle	213
Messier Dowty	94
Messier Bugatti	93
Hispano-Suiza	96
Labinal	208
Teuchos	52
Globe	10
Cinch Inc.	6
Sofrance	4
Total	**1,425**

D. Change in accounting presentation

The research tax credit is recorded in "Other income" from operations with effect from January 1, 2006 (please refer to Note 4.A.2), and no longer as a deduction from the tax charge.
Following discussions in the market place, SAFRAN Group considers that the conditions governing the grant of these tax credits and, in particular the increase in the volume-related conditions, justify their designation as research grants and, as such, the inclusion of the corresponding income in consolidated profit from operations.
An amount of €12 million has been recognized for the half-year ended June 30, 2006 and €6 million for the half-year ended June 30, 2005.

E. Amendments to the 2005 interim financial statements

a) Income statement for the half-year ended June 30, 2005

As part of the provisional allocation of the acquisition price, the net profit for the half-year ended June 30, 2005 included charges for the amortization of intangible assets and the consumption of inventories based on provisional allocation values.
As the definitive allocation is based on different values, the resulting charges would have been approximately €25 million lower (€19 million inventory consumption over three months and €6 million amortization charge on additional intangible asset values).
In addition, financial instruments continued to be recognized in accordance with IAS 32 and 39 in the June 30, 2005 financial statements. Certain of these instruments were used during the first half of 2005.
However, pursuant to IFRS 3, the fair value of these financial instruments at the combination date cannot impact income statements of subsequent periods.
Therefore, on the finalization of the allocation of the acquisition price and in application of IAS 8, the comparative financial statements for the half-year ended June 30, 2005 were amended to take account of this correction.

The impact can be summarized as follows:

in € million	Half-year ended June 30, 2005 Published	Half-year ended June 30, 2005 Comparative	Impact
Revenue	3,375	3,233	(142)
Profit (loss) from operations	(6)	(123)	(117)
Income tax expense	19	59	40
Net profit (loss) for the period	(23)	(100)	(77)

b) Balance sheet as of December 31, 2005

In addition, as part of the definitive allocation of the acquisition price, residual goodwill was adjusted following the definitive valuation of repayable advances (please refer to note 2.C.).
The balance sheet as of December 31, 2005 was amended as a result to enable comparison with the balance sheet as of June 30, 2006:

- Goodwill	+ €67 million
- Deferred tax	+ €36 million
- Borrowings subject to specific terms and conditions	+ €103 million

3. SEGMENT INFORMATION

The Group's operations are organized and managed separately according to the nature of the goods and services rendered, each sector representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed under market conditions.

A. Business segments

1) Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, civil and military helicopters, tactical missiles and drones.

2) Aircraft Equipment branch

The Group also specializes in mechanical, hydromechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes maintenance, repairs, overhauls and the sale of spare parts.

3) Defense Security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, airport security).

4) Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

5) Segment information by branch

Half-year ended June 30, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	Half-year ended June 30, 2006
External revenue	2,270	1,229	694	1,077	5,270	1	5,271
Inter-branch revenue	10	187	57	26	280	(280)	-
Total revenue	**2,280**	**1,416**	**751**	**1,103**	**5,550**	**(279)**	**5,271**
Other branch income	271	198	54	46	569	26	595
Branch expenses	(2,181)	(1,508)	(756)	(1,116)	(5,561)	273	(5,288)
Depreciation and amortization, net	(144)	(96)	(26)	(43)	(309)	(6)	(315)
Impairment of assets	(8)	(10)	(15)	(4)	(37)	(15)	(52)
Provisions for contingencies and losses, net	(156)	4	(43)	(11)	(206)	2	(204)
Other items	(36)	22	(10)	(39)	(63)	(7)	(70)
Profit (loss) from operations	**26**	**26**	**(45)**	**(64)**	**(57)**	**(6)**	**(63)**
Income from associates							1
Net finance costs / income							246
Income tax expense							(59)
Minority interests							(7)
Net profit (loss)							**118**

Half-year ended June 30, 2005

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	Half-year ended June 30, 2005
External revenue	967	580	575	1,111	3,233	-	3,233
Inter-branch revenue	5	85	72	15	177	(177)	-
Total revenue	**972**	**665**	**647**	**1,126**	**3,410**	**(177)**	**3,233**
Other branch income	(33)	62	76	27	132	(8)	124
Branch expenses	(959)	(677)	(659)	(1,112)	(3,407)	178	(3,229)
Depreciation and amortization, net	(82)	(32)	(21)	(22)	(157)	(4)	(161)
Impairment of assets	(12)	(5)	(1)	5	(13)	2	(11)
Provisions for contingencies and losses, net	(31)	1	-	5	(25)	26	1
Other items	(23)	(4)	(3)	(41)	(71)	(9)	(80)
Profit (loss) from operations	**(168)**	**10**	**39**	**(12)**	**(131)**	**8**	**(123)**
Income from associates							1
Net finance costs / income							(35)
Income tax expense							59
Minority interests							(2)
Net profit (loss)							**(100)**

Year ended December 31, 2005

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding/ Inter-branch eliminations	Year ended Dec. 31, 2005
External revenue	3,283	1,835	1,232	2,342	8,692		8,692
Inter-branch revenue	19	257	149	46	471	(471)	-
Total revenue	**3,302**	**2,092**	**1,381**	**2,388**	**9,163**	**(471)**	**8,692**
Other branch income	(160)	176	72	111	199	(15)	184
Branch expenses	(3,013)	(2,109)	(1,296)	(2,379)	(8,797)	455	(8,342)
Depreciation and amortization, net	(230)	(106)	(44)	(57)	(437)	(10)	(447)
Impairment of assets	(53)	(13)	(4)	8	(62)	(10)	(72)
Provisions for contingencies and losses, net	(70)	(26)	7	3	(86)	36	(50)
Other items	(134)	(53)	(6)	(73)	(266)	(7)	(273)
Profit (loss) from operations	**(358)**	**(39)**	**110**	**-**	**(286)**	**(22)**	**(308)**
Income from associates							3
Net finance costs / income							(166)
Income tax expense							221
Minority interests							2
Net profit (loss)							**(248)**

B. Revenue by customer location

The Group mainly operates in four geographical areas.

(in € millions)	Half-year ended June 30, 2006		Half-year ended June 30, 2005		Year ended Dec. 31, 2005	
	Amount	%	Amount	%	Amount	%
France	1,688	32%	1,314	41%	3,332	38%
Europe (excluding France)	1,135	22%	738	23%	1,792	21%
North America	1,387	26%	583	18%	2,029	23%
Asia	454	9%	325	10%	714	8%
Rest of the world	607	11%	273	8%	825	10%
Total	5,271	100%	3,233	100%	8,692	100%

4. CONDENSED NOTES

A. Breakdown of income statement items

1) Revenue

(in € millions)	June 30, 2006	June 30, 2005
Original aircraft equipment	1,878	779
Aircraft spare parts	797	313
MRO	535	229
R & D contracts	262	123
Mobile telephones	477	485
High speed communications	600	626
Navigators and aeronautic systems	253	219
Optronic and infantry soldier systems	198	201
Security	243	155
Other	28	103
Total	**5,271**	**3,233**

2) Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	June 30, 2006	June 30, 2005
Operating subsidies	20 *	2
Other operating income	73	28
Total	93	30

* including a research tax credit of €12 million

3) Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

(in € millions)	June 30, 2006	June 30, 2005
Raw materials, supplies and other	(1,597)	(1,083)
Bought-in goods	(64)	(45)
Changes in inventories	130	46
Sub-contracting	(1,101)	(618)
Purchases not held in inventory	(152)	(83)
External services	(801)	(441)
Total	**(3,585)**	**(2,224)**

4) Workforce

The breakdown per business segment is as follows:

	June 30, 2006
Aerospace Propulsion	20,458
Aircraft Equipment	15,018
Defense Security	9,196
Communications	8,816
Other	501
Total	**53,989**

The workforce, including non-consolidated companies, totals 59,837.

The breakdown of the workforce of French companies by socio-professional category is as follows:

	June 30, 2006
Executives	12,573
Supervisors	1,345
Technicians	12,694
Administrative employees	3,581
Workers	9,843
Total	**40,036**

5) Asset impairment

	Net charge/reversal	
(in € millions)	June 30, 2006	June 30, 2005
Asset impairment		
- intangible assets and PP&E	(18)	(3)
- financial assets	(10)	
- inventories	(27)	(4)
- receivables	3	(4)
Total	**(52)**	**(11)**

6) Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	June 30, 2006	June 30, 2005
Capital gains / losses on asset disposals	32	13
Royalties, patents and licenses	(42)	(37)
Costs on financial guarantees	(13)	
Debt waivers	(13)	(22)
Loss on irrecoverable receivables	(6)	(6)
Other operating expenses	(28)	(28)
Total	**(70)**	**(80)**

7) Net finance costs/income

(in € millions)	June 30, 2006	June 30, 2005
Cost of net borrowings and long-term debt	**(19)**	**(8)**
Foreign exchange hedging ineffectiveness	(29)	(4)
Loss on financial instruments held for trading	-	(4)
Foreign exchange loss	(458)	(320)
Charges to provisions	(5)	(17)
Foreign exchange losses on provisions	-	(24)
NCA of non-consolidated investments sold	(4)	(1)
NCA of available-for-sale assets	-	(4)
Debt waivers	-	(21) *
Discount impact	(19)	(3)
Other	-	(4)
Total other finance costs	**(515)**	**(402)**
Income from available-for-sale assets	-	4
Gain on financial instruments held for trading	1	-
Proceeds from disposal of assets	-	6
Foreign exchange gain	732	325
Reversals of provisions	3	37
Foreign exchange gains on on provisions	31	-
Other	13	3
Total other finance income	**780**	**375**
Total other finance costs / income	**265**	**(27)**
Total financial costs / income	**246**	**(35)**

* This is offset in net finance costs/income by an equivalent reversal of provisions.

8) Income tax expense

The income tax expense breaks down as follows:

(in € millions)	June 30, 2006	June 30, 2005
Current tax charge	(101)	(33)
Deferred tax charge	42	92
Total income tax expense	**(59)**	**59**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

9) Earnings per share

The Group's potentially dilutive shares include stock options and the bonus share issues for nil consideration granted to Sagem SA employees prior to the merger.

Earnings per share are as follows:

	Index	June 30, 2006	June 30, 2005
Numerator (in € millions)			
Net profit for the period	(a)	118	(100)
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of treasury shares held	(c)	7,238,377	7,844,232
Number of shares excluding treasury shares	(d)=(b-c)	409,791,208	409,185,353
Weighted average number of shares (excluding treasury shares)	(d')	409,550,340	291,351,296
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	1,178,286	756,489
Weighted average number of shares after dilution	(f)=(d'+e)	410,728,626	292,107,785
Ratio: earnings per share (in euro)			
Basic earnings per share: (profit/(loss)	(g)=(a*1million)/(d')	0.29	(0.34)
Diluted earnings per share: (profit/(loss)	(h)=(a*1million)/(f)	0.29	(0.34)

There were no other transactions involving shares or potential shares between the half-year end and the completion of these financial statements.

B. Breakdown of balance sheet items

1) Goodwill

The breakdown of goodwill is as follows:

(in € millions)	June 30, 2006 Net	Dec. 31, 2005 Net
Snecma	253	253
Turbomeca SA	225	225
Aircelle	213	213
Labinal	208	208
Hispano Suiza	96	96
Messier Dowty SAS	94	94
Messier Bugatti	93	93
Snecma Propulsion Solide	66	66
Sagem Orga	58	
Teuchos SA	52	52
Techspace Aero	48	47
Snecma Services	46	46
Sagem Défense	41	41
Vectronix	24	24
Sagem Communication	21	21
Microturbo SA	12	12
Globe Motors Inc	10	11
Cinch Connectors Inc	6	7
Wuhan Tianyu Information Industry	5	5
Sofrance	4	4
Other	1	1
Total	**1,576**	**1,519**

The net movement in goodwill is due to the following:

(in € millions)	
As of December 31, 2005	**1,519**
Changes in scope of consolidation	60
Movement during the period	(1)
Impairment	(1)
Translation adjustments	(1)
As of June 30, 2006	**1,576**

2) Intangible assets

Intangible assets break down as follows:

(in € millions)	June 30, 2006			Dec. 31, 2005		
	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	(1)	146	147	(1)	146
Programs	2,645	(260)	2,385	2,693	(179)	2,514
Development costs	536	(83)	453	346	(33)	313
Concessions, patents, licenses	52	(37)	15	51	(39)	12
Software	162	(117)	45	130	(101)	29
Other	99	(20)	79	91	(18)	73
Total	**3,641**	**(518)**	**3,123**	**3,458**	**(371)**	**3,087**

Brands with an indefinite life amount to €119 million.
The weighted average remaining amortization period of the programs is approximately 13 years.

Movements in intangible assets (net value) break down as follows:

(in € millions)	Gross	Amortization / impairment	Net
As of December 31, 2005	**3,458**	**(371)**	**3,087**
Assets produced internally	168		168
Separate additions	44		44
Disposals and assets removed	(6)	5	(1)
Amortization		(161)	(161)
Impairment losses recognized in profit or loss		(17)	(17)
Reclassifications	(31)	31	-
Changes in scope of consolidation	10	(6)	4
Translation adjustments	(2)	1	(1)
As of June 30, 2006	**3,641**	**(518)**	**3,123**

Research expenditure of €390 million was expensed in 2006.
Capitalized development expenditure as of June 30, 2006 amounts to €168 million (€298 million in 2005).
In 2006, development expenditure amortization was recognized in expenses in the amount of €85 million (€79 million in 2005).

In addition, assets revalued on the creation of the SAFRAN Group were amortized in the amount of €92 million.

3) Property, plant and equipment

Property, plant and equipment breaks down as follows:

	June 30, 2006			Dec. 31, 2005		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	213		213	215	(1)	214
Aircraft			-	56	(31)	25
Buildings	786	(400)	386	805	(397)	408
Technical facilities, equipment and tooling	3,244	(2,333)	911	3,132	(2,249)	883
PP&E in course of construction, advances	176	(9)	167	168	(18)	150
Site development and preparation costs	22	(12)	10	22	(11)	11
Buildings on land owned by third parties	29	(15)	14	12	(4)	8
Computer hardware and other equipment	362	(276)	86	362	(263)	99
Total	**4,832**	**(3,045)**	**1,787**	**4,772**	**(2,974)**	**1,798**

Movements in property, plant and equipment (net value) break down as follows:

(in € millions)	Gross	Depreciation / impairment	Net
As of December 31, 2005	**4,772**	**(2,974)**	**1,798**
Assets produced internally	17		17
Additions	185		185
Disposals and assets removed	(92)	59	(33)
Depreciation		(154)	(154)
Reclassifications	(3)	9	6
Changes in scope of consolidation	5	(9)	(4)
Translation adjustments	(52)	24	(28)
As of June 30, 2006	**4,832**	**(3,045)**	**1,787**

Investment commitments as of June 30, 2006 totaled €110 million.

4) Financial assets

a) Current/non-current financial assets

(in € millions)	June 30, 2006 Current	June 30, 2006 Non-current	June 30, 2006 Total	Dec. 31, 2005 Current	Dec. 31, 2005 Non-current	Dec. 31, 2005 Total
Non-consolidated investments		277	277		340	340
Sales-financing loans	5	43	48	4	44	48
Advances and loans to non-consolidated affiliates	69	22	91	70	25	95
Loans to employees	5	24	29	3	25	28
Deposits and guarantees		4	4		4	4
Other		26	26		13	13
Total	**79**	**396**	**475**	**77**	**451**	**528**

b) Movement in financial assets

(in € millions)	Dec. 31, 2005	Increase	Decrease	Change in fair value	Net charge/ reversal	Other	June 30, 2006 Total
Non-consolidated investments	340	10	(4)	5	(15)	(59)	277
Sales-financing loans	48	5	(16)			11	48
Advances and loans to non-consolidated affiliates	95	9	(5)			(8)	91
Loans to employees	28	3	(4)			2	29
Deposits and guarantees	4	1				(1)	4
Other	13			14		(1)	26
Total	**528**	**28**	**(29)**	**19**	**(15)**	**(56)**	**475**

c) Non-consolidated investments

(in € millions)	June 30, 2006	Dec. 31, 2005
Unlisted shares	219	286
Listed shares	58	54
Total	**277**	**340**

The decrease is primarily due to the consolidation of Sagem Orga GmbH in 2006.

Non-consolidated investments include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	12/31/05	52.67	(4.5)	(1.8)	4.0
Snecma Morocco Engine Services SAS	12/31/05	51.00	2.7	0.3	1.2
Turbomeca do Brasil	12/31/05	100.00	8.6	1.3	8.6
Arianespace Participation	12/31/05	10.44	45.0	9.9	-
Embraer	12/31/05	1.12	1,274.4	362.6	58.1
Snecma Ltd	12/31/05	100.00	27.3	2.3	25.9
RRTM	12/31/05	50.00	3.3	0.4	-
GEAM (1)	12/31/05	19.90	150.8	26.1	40.7

(1) owned by SSP Inc., a non-consolidated company owned by Snecma Services Participation

d) Fixed-rate and floating-rate financial assets

(in € millions)	June 30, 2006 Base	June 30, 2006 Interest rate	Dec. 31, 2005 Base	Dec. 31, 2005 Interest rate
Non-current financial assets (excluding non-consolidated investments)	119	3.41%	111	3.98%
Current financial assets	79	4.41%	77	3.58%
Financial assets	**198**	**3.81%**	**188**	**3.81%**
Marketable securities	407	Eonia / Fed	640	Eonia / Fed
Cash	263	Eonia / Fed	296	Eonia / Fed
Cash and cash equivalents	**670**		**936**	
TOTAL	**868**		**1,124**	

5) Fair value of derivative instruments

The fair value of the SAFRAN Group's derivative instruments stood at €568 million as of June 30, 2006.

In accordance with the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments is recognized in net finance costs/income. However, the fair value adjustment to cash flow hedging derivatives, recognized in shareholders' equity as of June 30, 2005, is released to the income statement via revenue, following the consumption of hedges existing at this date.

6) Deferred tax assets and liabilities

a) Balance sheet position

(in € millions)	June 30, 2006	Dec. 31, 2005
Deferred tax - Asset	106	60
Deferred tax - Liability	1,022	997
Net position	**(916)**	**(937)**

b) Deferred taxes recognized in equity

(in € millions)	June 30, 2006	Dec. 31, 2005
Hedging relationships	54	67
Available-for-sale assets	(13)	(6)
Treasury shares	(3)	(3)
Total	**38**	**58**

Movements in deferred taxes in the consolidated balance sheet:

(in € millions)	Dec. 31, 2005	Movement in 2006	Other flows	June 30, 2006
Deferred tax - Asset	60	66	(20)	106
Deferred tax - Liability	(997)	(24)	(1)	(1,022)
Net	**(937)**	**42**	**(21)**	**(916)**

c) Movements in deferred taxes

(in € millions)	
Net deferred tax assets (liabilities) as of December 31, 2005	**(937)**
Deferred tax income (expenses) in the profit and loss statement	42
Deferred taxes booked in equity	(20)
Reclassification	
Translation adjustments	(2)
Change in scope of consolidation	1
Net deferred tax assets (liabilities) as of June 30, 2006	**(916)**

7) Cash and cash equivalents

(in € millions)	June 30, 2006	Dec. 31, 2005
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	56	330
UCITS	115	158
Money market accounts	236	152
Sight and time deposits	263	296
Total	**670**	**936**

(in € millions)	
As of January 1, 2006	**936**
Movement during the period	(288)
Changes in scope of consolidation	21
Reclassification	5
Translation adjustments	(4)
As of June 30, 2006	**670**

8) Consolidated shareholders' equity

a) Share capital

As of June 30, 2006, the share capital of SAFRAN comprised 417,029,585 shares each with a nominal value of €0.20 each.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
The 7,238,377 treasury shares have been stripped of voting rights.

c) Reserves

(in € millions)	June 30, 2006	Dec. 31, 2005
Legal reserves	-	-
Free reserves	-	-
Translation adjustments	7	34
Revaluation reserves	-	-
Consolidated reserves	4,432	4,820
Total	**4,439**	**4,854**

The net dividend per share is €0.36, giving a total dividend distribution of €148 million.

Movements in reserves are as follows:

	€ million
- January 1, 2006 (excluding 2005 net profit)	4,854
- Appropriation of 2005 net profit, distribution of reserves	(396)
- Change in exchange differences	(27)
- Sale of treasury shares	5
- Other	3
As of June 30, 2006	**4,439**

The SAFRAN Group has cancelled €106 million in treasury shares.

9) Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows:

(in € millions)	June 30, 2006	Dec. 31, 2005
Warranty / Guarantees	538	537
Employee-related and retirement commitments	488	470
Services to be rendered	439	388
Other	487	340
Total	**1,952**	**1,735**
Current	**1,067**	**973**
Non-current	**885**	**762**

Movements in these provisions break down as follows:

(in € millions)	
As of December 31, 2005	**1,735**
Charges	451
Account transfers	(37)
Utilization	(168)
Reversals *	(71)
Changes in scope of consolidation	6
Translation adjustments	(4)
Disposals	
Other movements**	40
As of June 30, 2006	**1,952**

* including USD translation adjustments of €30 million and discounting of €4 million.
** including the transfer of inventory provisions (+ €40 million)

10) Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

As of December 31, 2005	**529**
New advances received	24
Advances repaid	(16)
Discounting reversal	12
Interest charge	5
Translation adjustments	(1)
Changes in scope of consolidation	
As of June 30, 2006	**553**

11) Interest-bearing liabilities

(in € millions)	June 30, 2006	Dec. 31, 2005
Interest-bearing non-current liabilities	516	532
Interest-bearing current liabilities	810	877
Total	**1,326**	**1,409**

a) Fixed-rate and floating-rate financial liabilities

	Non-current				Current			
	June 30, 2006		Dec. 31, 2005		June 30, 2006		Dec. 31, 2005	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	410	3.63%	432	3.55%	92	3.66%	75	3.76%
Floating rate	106	4.19%	100	4.04%	718	3.51%	802	3.06%
Total	**516**	**3.74%**	**532**	**3.64%**	**810**	**3.53%**	**877**	**3.12%**

b) Current and non-current financial liabilities

	June 30, 2006			Dec. 31, 2005		
(in € millions)	Current	Non-current	Total	Current	Non-current	Total
Finance lease borrowings	12	78	**90**	10	75	**85**
Other long-term loans	170	438	**608**	178	457	**635**
Accrued interest not yet due	7		**7**	2		**2**
Commercial paper	549		**549**	580		**580**
Short-term bank facilities and equivalent	72		72	107		**107**
Total	**810**	**516**	**1,326**	**877**	**532**	**1,409**

c) Movements in financial liabilities

(in € millions)	
As of December 31, 2005	**1,409**
Increase in borrowings	21
Decrease in borrowings	(41)
Movement in cash credits	(44)
Changes in scope of consolidation	(22)
Translation adjustments	(10)
Other	13
As of June 30, 2006	**1,326**

12) Related parties

Related party transactions break down as follows:

(in € millions)	June 30, 2006
Sales to related parties	**740**
Purchases from related parties	**(34)**
Operating receivables from related parties	**527**
Operating payables to related parties	**1,031**
Financial receivables from related parties	-
Financial payables to related parties	-

5. STATEMENT OF CASH FLOW

A. Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

B. Material non-cash transactions

The Group performs certain transactions that do not impact cash and cash equivalents.

These mainly concern:

- depreciation, amortization, impairment and provisions	€542 million
- impact of changes in value of financial instruments (1)	€(21) million
- capital gains on disposal	€(60) million
- other	€22 million
	€483 million

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting as of July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of these financial instruments from this date.

C. Purchases of intangible assets and property, plant and equipment

This item breaks down as follows:

(in € millions)	June 30, 2006	June 30, 2005	Dec. 31, 2005
Intangible assets	(212)	(131)	(344)
Property, plant and equipment	(199)	(106)	(301)
Movement in amounts payable on the purchase of intangible assets	5		
Movement in amounts payable on the purchase of PP&E	7	(5)	
Proceeds from the sale of intangible assets	4		1
Proceeds from the sale of PP&E	57	24	43
Total	**(338)**	**(218)**	**(601)**

6. OFF-BALANCE SHEET COMMITMENTS AND FINANCIAL INSTRUMENTS

A. Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$1.8 billion for the first six months of 2006 (compared to US$3.3 billion for 2005). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$550 million for the first six months of 2006 (compared to US$670 million for 2005).

The same is true for the yen, for which the net buying position totaled 11.9 billion yen for the first six months of 2006 (compared to 26.7 billion yen in 2005).

Financial instruments

The financial instruments outstanding as of June 30, 2006 were:

- US$5,004 million of forward sell, including US$4,662 million against the euro;
- US$445 million of short term purchases;
- US$470 million of option sales (call US$ /put €);
- 15 billion yen of forward buy.

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of June 30, 2006, was €565 million.

These hedges are intended to be settled over an approximate period of 3 years.

Due to the accounting restrictions resulting from application of IFRS 3, the Group decided to cease applying hedge accounting as from July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income. Amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, will be released to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

B. Interest rate risk management

The Group manages its interest rate risk exposure by applying a balance of fixed and floating rates to its financing. Where necessary, it may trade hedging instruments on the market.

As of June 30, 2006, the breakdown of financial assets and financial liabilities is as follows:

	Less than 1 year		1 to 5 years		More than 5 years		Total	
(in € millions)	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Borrowings and long-term debt	(92)	(718)	(330)	(78)	(80)	(28)	(502)	(824)
Cash at bank and in hand - Marketable securities		670						670
Total	**(92)**	**(48)**	**(330)**	**(78)**	**(80)**	**(28)**	**(502)**	**(154)**

C. Counterparty risk management

As of June 30, 2006, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

D. Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$498 million as of June 30, 2006. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

E. Endorsements, guarantees and other commitments

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	June 30, 2006	Dec. 31, 2005
Employee-related commitments	21	22
Commitments given to customers (completion warranties, performance bonds)	317	273
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	444	461
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	40	40
Commitments arising from role as EIG member	8	18
Financial commitments	1	31
Vendor warranties	25	26
Actuarial differences	24	21
Other commitments	77	86
Total	**957**	**978**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	June 30, 2006	Dec. 31, 2005
Commitments received from banks on behalf of suppliers	11	10
Completion warranties	6	6
Endorsements, guarantees received	11	13
Other commitments received	6	31
Total	**34**	**60**

F. Vendor warranties

Vendor warranties are given or received in the context of the acquisition or sale of companies. As of June 30, 2006, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

7. DISPUTES AND LITIGATION

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, nor have they been, parties to any legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. The plaintiff is claiming US$16 million in damages.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of 3 people and left 2 others seriously injured. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of 2 people and left another seriously injured. To date, no amount has been established with respect to the claim, but a law suit was filed by the victims and their families before the Sacramento Federal Court on July 13, 2006.

No provisions have been set aside for these four cases since Turbomeca's liability is sufficiently covered by its insurance policy.

- Turbomeca jointly submitted, together with one of its partners in a turbine engine development program for land and sea applications, an arbitration request against a third partner which unilaterally ceased contributing to the development project in question. Turbomeca and the co-requestor submitted a claim for an amount of €54.8 million in compensation for direct damages. Under the arbitration procedure, the defending party submitted a counterclaim for damages and interest of €38 million for alleged non-compliance with contractual obligations by the requesting parties. Based on the respective participations of the requesting parties in the development program, Turbomeca bears 71.53% of the potential risks and rewards under the claim and its co-requestor 28.47%. At the current stage of proceedings, no information justifies the raising of a provision by Turbomeca.

- On June 22, 2006, a legal action was raised against SAFRAN, SAFRAN USA Inc., Cinch Connectors Inc. and Cinch Connectors Limited, joint and severally with three Group employees, for alleged inappropriate behavior in the sale of Cinch Connectors, Inc. and Cinch Connectors Limited, supposedly stopping a potential buyer from obtaining bank finance for the transaction. As no serious basis substantiating even partially the claim for compensation of US$95 million has as yet been identified, SAFRAN has not set aside a provision at this point.

- On November 16, 2004, a claim against Sagem Communication was filed with the Hamburg court by Nokia Corporation for breach of patent rights and unfair competition aimed at prohibiting the marketing of My X5-2 mobile phones in Germany. The claim concerns an amount of around €2 million. Sagem Communication vigorously denies any breach of patent rights on the grounds of demonstrated existence of prior art and the original design of the product in question. Nokia's claim was dismissed by the lower court. Sagem Communication has not set aside a provision at this point.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10 %. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not set aside a provision at this point.

8. SUBSEQUENT EVENTS

None

9. PRO FORMA FINANCIAL STATEMENTS

Introduction

Due to the creation of the SAFRAN Group in 2005, it is not possible to compare the 2006 and 2005 financial statements because of certain elements:

- the date of Snecma's initial consolidation in SAFRAN (April 1, 2005), is one quarter later than the Sagem year end (December 31, 2004). As such, SAFRAN Group figures must be restated from January 1, 2005,
- the very significant impact of the allocation of the acquisition price to Snecma's assets and liabilities on April 1, 2005, and to the results for the year,
- the Group's decision to adopt a speculative accounting approach for financial instruments from July 1, 2005. The financial position of the Group is nonetheless closely tied to the use of these hedges.

These circumstances led to the preparation of pro forma financial statements.
The pro forma financial statements have been prepared on the same basis as those published with the 2005 interim and annual financial statements.

A. NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Information used for the preparation of the pro forma financial statements

The pro forma financial statements were prepared using the following financial information:

- the SAFRAN Group consolidated financial statements for the half-year ended June 30, 2006, prepared under IFRS (limited review),
- the SAFRAN Group consolidated financial statements for the half-year ended June 30, 2005, prepared under IFRS (limited review),
- the SAFRAN Group consolidated financial statements for the year ended December 31, 2005, prepared under IFRS (audit),
- the Snecma Group consolidated financial statements for the first quarter of 2005, prepared under IFRS (audit).

Accounting policies

The pro forma financial statements were prepared under IFRS.

For the purposes of their preparation, all transactions relating to the acquisition of Snecma and the allocation of the acquisition price were deemed to have been realized as of January 1, 2004.

Adoption of IAS 39

The adoption of IAS 39 is effective as of January 1, 2005.
In the 2005 statutory financial statements, the Group used hedge accounting until June 30, 2005 and then so-called speculative accounting from July 1, 2005. In the pro forma financial statements, the consequences of the speculative accounting were cancelled out.

Revenue presented in the 2006 pro forma financial statements is therefore valued as in 2005 at the guaranteed rate arising from the Group's foreign exchange hedging policy, with the exception of sales in currencies hedged by purchases in the same currency, which are recognized at the average rate.

Accounting practices for the preparation of the pro forma financial statements

As indicated above, the pro forma financial statements have been prepared on the same basis as those presented at the end of 2005. The main accounting policies adopted for the 2005 financial statements were as follows:

Acquisition of the Snecma Group

For the preparation of the pro forma financial statements, the acquisition of the Snecma Group was considered realized as of January 1, 2004, with the following procedures:

- Recognition of Sagem's capital increases relating to the public offer of exchange and merger as of January 1, 2004,
- Recognition of the indebtedness used to finance the subsidiary purchase offer as of January 1, 2004,
- Recognition of the allocation of the acquisition price (see below) as of January 1, 2004, but based on values recorded at the date of entry into the scope of consolidation as of April 1, 2005,
- Recognition of residual goodwill as of January 1, 2004 based on the amount determined as of April 1, 2005.

Note: fiscal year 2004 is not presented in this document (please refer to the 2005 financial statements).

Allocation of the acquisition price

The SAFRAN Group's main consolidated balance sheet items, impacted by the allocation of the acquisition cost to Snecma's identifiable assets and liabilities, are as follows:

- Intangible assets (orders, customer relations, programs, trademarks, etc.),
- Inventories,
- Deferred tax impact on allocations to identified assets and liabilities.

The fair value remeasurement of Snecma Group assets and liabilities as of April 1, 2005 was adopted without any change in value as of January 1, 2004.

Cost of financing the subsidiary purchase offer

The pro forma financial statements include the finance cost on indebtedness intended to finance the subsidiary offer, net of tax, which would have been recorded as of January 1, 2004 from a pro forma perspective.
This pro forma finance cost therefore includes 15 months interest expense, for the period January 1, 2004 to March 31, 2005.

Taxation

All 2005 and 2006 restatements are taxed at a rate of 34.43% and 34.50% respectively.

Intra-group transactions

Given the immateriality of intra-group transactions between the Sagem Group and the Snecma Group, no eliminations were performed for the preparation of the pro forma financial statements in respect of periods prior to Snecma's entry into the scope of consolidation, i.e. for the first quarter of 2005.

2005 pro forma financial statements

Balance sheet as of December 31, 2005

The balance sheet as of December 31, 2005 is identical to the pro forma balance sheet presented in the 2005 financial statements, with the exception of the following amendments, booked following an adjustment to the fair value of repayable advances:

- in liabilities, an increase in "Borrowings subject to specific terms and conditions" of €103 million and a decrease in "Deferred tax liabilities" of €34 million,
- in assets, an increase in "Goodwill" of €67 million and in "Deferred tax assets" of €2 million.

Net profit for the half-year ended June 30, 2005

The pro forma income statement is based on the SAFRAN consolidated income statement for the half-year ended June 30, 2005, presented as comparative figures in the income statement for the half-year ended June 30, 2006, restated for the following main adjustments:

- recognition of Snecma group results for the first quarter of 2005,
- recognition of the additional cost of net borrowings and long-term debt, net of tax, for the period January 1 to March 31, 2005 (€8 million in additional finance cost at a rate of 2.5% for 2005),
- impact of the amortization over an additional quarter of intangible assets revalued on the acquisition of Snecma (€43 million),
- cancellation of the impact on the change in revalued inventories of the former Snecma group, which was carried back to 2004 for the purpose of these pro forma financial statements (+€148 million),
- transfer to net finance cost/income of the impact of US$ fluctuations on the opening amount of provisions for contingencies and losses in US$ (€16 million decrease in charges to provisions for contingencies and losses, €16 million increase in finance costs),
- carry back to 2004 of the contribution expense relating to the merger of the two groups (adjustment recorded when preparing the financial statements for the year ended December 31, 2005),
- recognition of a research tax credit in operating income, offset by an increase in the tax charge,
- cancellation of the amendment to the financial statements concerning 2005 second quarter revenue,
- tax impact of the above adjustments.

2006 pro forma interim financial statements

The 2006 pro forma interim financial statements were prepared based on the SAFRAN Group consolidated interim financial statements, adjusted as follows:

a) cancellation of the consequences of speculative accounting adopted from July 1, 2005:
   - €166 million increase in revenues, with a corresponding decrease in net finance costs/ income,
   - €3 million increase in purchases, with a corresponding increase in net finance costs / income,
   - recognition of the cash flow hedge (effective portion) in reserves,
     - . €88 million decrease in net finance costs / income, with a corresponding increase in consolidated reserves,
     - . €17 million decrease in net finance costs / income,
     - . €39 million increase in revenue, with a corresponding decrease in consolidated reserves,
     - . tax impact of the above adjustments, with a corresponding adjustment to consolidated reserves,

b) recognition in the balance sheet of the cost of net borrowings and long-term debt between January 1, 2004 and March 31, 2005 (€52 million) and the deferred tax impact,

c) recognition in the balance sheet of the amortization charge in respect of intangible assets revalued on the acquisition of Snecma, for the period January 1, 2004 to March 31, 2005 (€215 million) and the deferred tax impact.

B. PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

ASSETS *(in € millions)*	**June 30, 2006**	**December 31, 2005**
Goodwill	1,576	1,519
Intangible assets	2,908	2,872
Property, plant and equipment	1,787	1,798
Non-current financial assets	396	451
Investments in associates	30	37
Deferred tax assets	124	78
Other non-current assets	16	26
Non-current assets	**6,837**	**6,781**
Current financial assets	79	77
Assets held for sale	-	-
Fair value of financial instruments and derivatives	568	452
Inventories	3,354	2,904
Trade and other receivables	3,982	4,052
Tax assets	76	63
Other current assets	152	150
Cash and cash equivalents	670	936
Current assets	**8,881**	**8,634**
Total assets	**15,718**	**15,415**

B. PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

EQUITY AND LIABILITIES *(in € millions)*	**June 30, 2006**	**December 31, 2005**
Share capital	83	83
Reserves	4,350	4,180
Net unrealized gains on available-for-sale financial assets	22	10
Net unrealized losses on currency futures	(153)	(269)
Net profit (loss) for the period	74	392
Capital and reserves	**4,376**	**4,396**
Minority interests	**170**	**167**
Total equity	**4,546**	**4,563**
Provisions	885	762
Borrowings subject to specific terms and conditions	553	529
Interest-bearing non-current liabilities	516	532
Deferred tax liabilities	945	921
Other non-current liabilities	120	125
Non-current liabilities	**3,019**	**2,869**
Provisions	1,067	973
Interest-bearing current liabilities	862	929
Trade and other payables	5,952	5,898
Tax liabilities	105	21
Other current liabilities	167	162
Current liabilities	**8,153**	**7,983**
Total equity and liabilities	**15,718**	**15,415**

C. PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2006 – reconciliation of the pro forma and published financial statements

ASSETS *(in € millions)*	June 30, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving to the creation of SAFRAN	Adjustments relating to IAS39	June 30, 2006 Pro forma
Goodwill	1,576	-	-	1,576
Intangible assets	3,123	(215)	-	2,908
Property, plant and equipment	1,787	-	-	1,787
Non-current financial assets	396	-	-	396
Investments in associates	30	-	-	30
Deferred tax assets	106	18	-	124
Assets of discontinued operations	-	-	-	-
Other non-current assets	16	-	-	16
Non-current assets	**7,034**	**(197)**	-	**6,837**
Current financial assets	79	-	-	79
Assets held for sale	-	-	-	-
Fair value of financial instruments and derivatives	568	-	-	568
Inventories	3,354	-	-	3,354
Trade and other receivables	3,982	-	-	3,982
Tax assets	76	-	-	76
Other current assets	152	-	-	152
Cash and cash equivalents	670	-	-	670
Current assets	**8,881**	-	-	**8,881**
Total assets	**15,915**	**(197)**	-	**15,718**

C. PRO FORMA BALANCE SHEET

AS OF JUNE 30, 2006 - reconciliation of the pro forma and published financial statements

EQUITY AND LIABILITIES *(in € millions)*	June 30, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving to the creation of SAFRAN	Adjustments relating to IAS39	June 30, 2006 Pro forma
Share capital	83	-	-	83
Reserves	4,439	(173)	84	4,350
Net unrealized gains on available-for-sale financial assets	22	-	-	22
Net unrealized losses on currency futures	(102)	-	(51)	(153)
Net profit (loss) for the period	118	-	(44)	74
Capital and reserves	**4,560**	**(173)**	**(11)**	**4,376**
Minority interests	**170**	**-**	**-**	**170**
Total equity	**4,730**	**(173)**	**(11)**	**4,546**
Provisions	885	-	-	885
Borrowings subject to specific terms and conditions	553	-	-	553
Interest-bearing non-current liabilities	516	-	-	516
Deferred tax liabilities	1,022	(76)	(1)	945
Other non-current liabilities	120	-	-	120
Non-current liabilities	**3,096**	**(76)**	**(1)**	**3,019**
Provisions	1,067	-	-	1,067
Interest-bearing current liabilities	810	52	-	862
Trade and other payables	5,943	-	9	5,952
Tax liabilities	105	-	-	105
Other current liabilities	164	-	3	167
Current liabilities	**8,089**	**52**	**12**	**8,153**
Total equity and liabilities	**15,915**	**(197)**	**-**	**15,718**

D. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2005 - reconciliation of the pro forma and published financial statements

ASSETS (in € millions)	December 31, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS39	Adjustments relating to internal margins	December 31, 2005 Pro forma
Goodwill	1,519	-	-	-	-	1,519
Intangible assets	3,087	(43)	(172)	-	-	2,872
Property, plant and equipment	1,798	-	-	-	-	1,798
Non-current financial assets	451	-	-	-	-	451
Investments in associates	37	-	-	-	-	37
Deferred tax assets	60	18	-	-	-	78
Other non-current assets	26	-	-	-	-	26
Non-current assets	**6,978**	**(25)**	**(172)**	**-**	**-**	**6,781**
Current financial assets	77	-	-	-	-	77
Assets held for sale	-	-	-	-	-	-
Fair value of financial instruments and derivatives	452	-	-	-	-	452
Inventories	2,904	-	(47)	-	47	2,904
Trade and other receivables	4,052	-	-	-	-	4,052
Tax assets	63	-	-	-	-	63
Other current assets	150	-	-	-	-	150
Cash and cash equivalents	936	-	-	-	-	936
Current assets	**8,634**	**-**	**(47)**	**-**	**47**	**8,634**
Total assets	**15,612**	**(25)**	**(219)**	**-**	**47**	**15,415**

D. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2005 - reconciliation of the pro forma and published financial statements

EQUITY AND LIABILITIES *(in € millions)*	December 31, 2005 Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS39	Adjustments relating to internal margins	December 31, 2005 Pro forma
Share capital	83	-	-	-	-	83
Reserves	4,854	(115)	(411)	(148)	-	4,180
Net unrealized gains on available-for-sale financial assets	10	-	-	-	-	10
Net unrealized losses on currency futures	(127)	-	-	(142)	-	(269)
Net profit (loss) for the period	(248)	54	268	290	28	392
Capital and reserves	**4,572**	**(61)**	**(143)**	-	**28**	**4,396**
Minority interests	**164**	-	-	-	3	**167**
Total equity	**4,736**	**(61)**	**(143)**	-	**31**	**4,563**
Provisions	762	-	-	-	-	762
Borrowings subject to specific terms and conditions	529	-	-	-	-	529
Interest-bearing non-current liabilities	532	-	-	-	-	532
Deferred tax liabilities	997	(16)	(76)	-	16	921
Other non-current liabilities	125	-	-	-	-	125
Non-current liabilities	**2,945**	**(16)**	**(76)**	-	**16**	**2,869**
Provisions	973	-	-	-	-	973
Interest-bearing current liabilities	877	52	-	-	-	929
Trade and other payables	5,898	-	-	-	-	5,898
Tax liabilities	21	-	-	-	-	21
Other current liabilities	162	-	-	-	-	162
Current liabilities	**7,931**	**52**	-	-	-	**7,983**
Total equity and liabilities	**15,612**	**(25)**	**(219)**	-	**47**	**15,415**

E. PRO FORMA INCOME STATEMENT

FOR THE HALF-YEARS ENDED JUNE 30, 2006 AND JUNE 30, 2005

(in € millions)	**Half-year ended June 30, 2006**	**Half-year ended June 30, 2005**
Revenue	**5,476**	**4,943**
Other income	93	66
Income from operations	**5,569**	**5,009**
Change in inventories of finished goods and work in progress	309	233
Capitalized production	193	210
Raw materials and consumables used	(3,588)	(3,153)
Personnel costs	(1,588)	(1,527)
Taxes	(115)	(115)
Depreciation and amortization expense	(315)	(271)
Provisions for contingencies and losses	(204)	(17)
Asset impairment	(52)	(18)
Other operating income / expenses	(70)	(84)
Profit (loss) from operations	**139**	**267**
Borrowing costs	(19)	(20)
Other finance costs / income	(3)	(17)
Net finance costs / income	**(22)**	**(37)**
Income from associates	1	1
Profit (loss) before tax	**118**	**231**
Income tax expense	(37)	(72)
Profit (loss) from continuing operations	**81**	**159**
Profit from discontinued operations	-	-
Profit (loss) after tax	**81**	**159**
Minority interests	(7)	(5)
Net profit (loss) for the period	**74**	**154**

F. PRO FORMA INCOME STATEMENT

FOR THE HALF-YEAR ENDED JUNE 30, 2006 - reconciliation of the pro forma and published financial statements

(in € millions)	Half-year ended June 30, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving to the creation of SAFRAN	Adjustments relating to IAS39	Half-year ended June 30, 2006 Pro forma
Revenue	**5,271**	**-**	**205**	**5,476**
Other income	93	-	-	93
Income from operations	**5,364**	**-**	**205**	**5,569**
Change in inventories of finished goods and work in progress	309	-	-	309
Capitalized production	193	-	-	193
Raw materials and consumables used	(3,585)	-	(3)	(3,588)
Personnel costs	(1,588)	-	-	(1,588)
Taxes	(115)	-	-	(115)
Depreciation and amortization expense	(315)	-	-	(315)
Provisions for contingencies and losses	(204)	-	-	(204)
Asset impairment	(52)	-	-	(52)
Other operating income / expenses	(70)	-	-	(70)
Profit (loss) from operations	**(63)**	**-**	**202**	**139**
Borrowing costs	(19)	-	-	(19)
Other finance costs / income	265	-	(268)	(3)
Net finance costs / income	**246**	**-**	**(268)**	**(22)**
Income from associates	1	-	-	1
Profit (loss) before tax	**184**	**-**	**(66)**	**118**
Income tax expense	(59)	-	22	(37)
Profit (loss) from continuing operations	**125**	**-**	**(44)**	**81**
Profit from discontinued operations	-	-	-	-
Profit (loss) after tax	**125**	**-**	**(44)**	**81**
Minority interests	(7)	-	-	(7)
Net profit (loss) for the period	**118**	**-**	**(44)**	**74**

G. PRO FORMA INCOME STATEMENT

FOR THE HALF-YEAR ENDED JUNE 30, 2005 - reconciliation of the pro forma and published financial statements

(in € millions)	June 30, 2005 SAFRAN Published	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving to the creation of SAFRAN	Adjustments relating to research tax credit	June 30, 2005 SAFRAN Pro forma
Revenue	**3,233**	**1,568**	**142**	**-**	**4,943**
Other income	30	31	-	5	66
Income from operations	**3,263**	**1,599**	**142**	**5**	**5,009**
Change in inventories of finished goods and work in progress	(44)	129	148	-	233
Capitalized production	138	72	-	-	210
Raw materials and consumables used	(2,224)	(929)	-	-	(3,153)
Personnel costs	(930)	(613)	16	-	(1,527)
Taxes	(75)	(40)	-	-	(115)
Depreciation and amortization expense	(161)	(110)	-	-	(271)
Provisions for contingencies and losses	1	(18)	-	-	(17)
Asset impairment	(11)	(7)	-	-	(18)
Other operating income / expenses	(80)	(4)	-	-	(84)
Profit (loss) from operations	**(123)**	**79**	**306**	**5**	**267**
Borrowing costs	(8)	(12)	-	-	(20)
Other finance costs / income	(27)	10	-	-	(17)
Net finance costs / income	**(35)**	**(2)**	**-**	**-**	**(37)**
Income from associates	1	-	-	-	1
Profit (loss) before tax	**(157)**	**77**	**306**	**5**	**231**
Income tax expense	59	(20)	(106)	(5)	(72)
Profit (loss) from continuing operations	**(98)**	**57**	**200**	**-**	**159**
Profit from discontinued operations	-	-	-	-	-
Profit (loss) after tax	**(98)**	**57**	**200**	**-**	**159**
Minority interests	(2)	(3)	-	-	(5)
Net profit (loss) for the period	**(100)**	**54**	**200**	**-**	**154**